UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Profit Property USA 946 MLK LLC, f/k/a Profit Property USA Kensington Chesterfield LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Indiana

Date of organization
August 14, 2019

Physical address of issuer
4471 Dean Martin Drive, Las Vegas, NV 89103, U.S.A

Website of issuer
http://profitpropertyusa.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer will pay to the Intermediary at the conclusion of the Offering a fee consisting of 6% cash commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will receive a securities-based compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered

Units of membership interests in Profit Property USA 946 MLK LLC

Target number of Securities to be offered

10,700

Price (or method for determining price)

$100

Target offering amount

$1,070,000

Oversubscriptions accepted:

 No

☐ Yes

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

 Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

February 15, 2019

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Zak Laikin
_____
(Signature)

Zak Laikin
_____
(Name)

Manager of Profit Property USA LLC, its Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Zak Laikin
_____
(Signature)

Zak Laikin
_____
(Name)

Manager of Profit Property USA LLC, its Manager
_____
(Title)

11/20/2019
_____
(Date)

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security / Subscription Document Booklet
EXHIBIT F: Video Transcript
EXHIBIT G: Operating Agreement of the Company
EXHIBIT H: Operating Agreement of BH MLK, LLC

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

November 20, 2019

Profit Property USA 946 MLK LLC f/k/a Profit Property USA Kensington Chesterfield LLC



Up to $1,070,000 of Units of Membership Interests

Profit Property USA 946 MLK LLC f/k/a Profit Property USA Kensington Chesterfield LLC ("**Profit Property USA 946 MLK**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 of units of membership interests ("**Membership Interests**") in the Company (collectively, the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Purchasers**" and when referenced with respect to certain exhibits, "**Investor Members**". The minimum target offering is $1,070,000 (the "**Target Amount**"). The Company intends to raise at least the Target Amount, which is also the maximum amount, from Purchasers in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $1,070,000 by February 15, 2019 ("**Offering Deadline**"). Unless the Company raises at the Target Amount under the Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. **The Offering is open *exclusively* to those with United States of America tax-identification numbers who have United States of America based bank accounts that can receive deposits.**

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities - The Securities*". The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. Purchasers should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C and any documents incorporated by reference herein contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Purchasers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://profitpropertyusa.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company, nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/profit-property-946-MLK.

About this Form C
Purchasers should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. Purchasers should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. The Company's business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Profit Property USA 946 MLK LLC f/k/a Profit Property USA Kensington Chesterfield LLC is an Indiana Limited Liability Company, formed on August 14, 2019.

The Company's principal office is located at 4471 Dean Martin Drive, Las Vegas, NV 89103, U.S.A.

The Company's website is http://profitpropertyusa.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the page hosted by the Intermediary with respect to this Offering.

The Company currently conducts business in Nevada and Indiana.

The purpose of the Company is to contribute the capital necessary to enable BH MLK, LLC, a newly formed Indiana limited liability company, through its wholly-owned subsidiary, New MLK, LLC, an Indiana limited liability company, to acquire, renovate as necessary, and operate a certain multi-family housing development located at 946 Dr. Martin Luther King Jr. Drive, Indianapolis, Indiana 46202, near the Indiana University – Purdue University campus in downtown Indianapolis, Indiana (the "**Project**"), subject to certain closing conditions. Profit Property USA LLC currently serves as the initial manager of the Company (the "**Manager**" or "**Sponsor**"). BH Manager, LLC, an Indiana limited liability company, will serve as the initial manager of BH MLK, LLC ("**Project Manager**").

A description of our Project as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/profit-property-946-MLK and is attached as **Exhibit D** to the Form C of which this Offering Memorandum forms a part.

The Offering

Target amount of Membership Interests being offered	$1,070,000
Total amount of Membership Interests outstanding after Offering if Target Amount met	10,800*
Maximum amount of Membership Interests	$1,070,000
Total amount of Membership Interests outstanding after Offering if Maximum Amount met	10,800*
Purchase price per Membership Interest/Security	$100
Minimum investment amount per investor	$100+
Offering deadline	February 15, 2019
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 32.

* The quantity of Membership Interests represented is not inclusive of the commission to the Intermediary, which may result in an increase in Membership Interests issued and outstanding, proportionally.
+ The Company reserves the right to amend the Minimum investment amount per Purchaser, in its sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The issuer will pay to the Intermediary at the conclusion of the Offering a fee consisting of six percent (6%) cash commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive two percent (2%) of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys, accountants and the Escrow Agent.
(2)   This includes the six percent (6%) cash commission due to the Intermediary. Additionally, the Intermediary will receive a securities-based compensation equal to two percent (2%) of the total number of Securities sold in the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

An investment in the Company is speculative in nature and involves a high degree of risk. Prospective investors should consider the specific risk factors set forth below as well as all other information contained in this Form C.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were formed under the laws of Indiana on August 14, 2019. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises engaged in the business of real estate investment and management. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the ownership of real estate.

Purchasers will not have control over the Company's business operations.
The Company currently has no employees and is reliant on the Manager, which has significant discretion as to the implementation of the Company's investment objectives and strategy. Unless otherwise provided in the Operating Agreement, Purchasers will not and do not have the right to participate in the management, control or operation of the Company. The Company's performance will be dependent on the success of the Manager implementing value enhancing management strategies. Such strategies involve subjective judgments and forward-looking determinations and projections by the Manager and no assurance can be given that the strategies used, or to be used, by the Manager will be successful under all or any market conditions. In the event the Manager misjudges its decisions with respect to the Project (for whatever reason), the actual returns on the investment may be less than anticipated at the time of acquisition.

The Company believes that its success depends to a significant extent upon the experience of the principals and other members of the Manager's management team. Specifically, the Company is dependent on Zak Laikin, whom serves as the manager of Profit Property USA LLC, our sole Manager. The Company is therefore dependent on Zak Laikin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to Zak Laikin in the event of his death or disability. If Zak Laikin dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. Further, the loss of services of one or more of the members of the management team or key personnel of the Company could have a material adverse impact on the Manager and/or the management and operation of the Company.

The Company's Manager is not required to devote its full-time efforts to the business of the Company.
The Manager and its management team, employees and principals engage in other business activities. The Manager's principals own, manage and/or provide advice in relation to a number of other properties. The fact that the Manager's management team and its officers and employees may engage in other business activities for the Manager or third parties may limit the time that the Manager's management team spends managing the Company's investment in the Project.

Management has limited liability.
The Company's Operating Agreement limits the liability of the Manager to the Company and its members, and the rights of the Company and its members to recover against its Manager as a result of its default may be limited and any such recovery by the Company and/or its members against the Manager may be significantly lower than the loss that the Company or its members have suffered.

The Company's business plan involves the indirect acquisition of real property ownership - real estate investments are speculative in nature.
The Company's business plan involves the acquisition of real estate interests, the Project. The final purchase price for the Project will be determined during the due diligence period and the closing of the acquisition of the Project will not be complete at the time of the filing of this Form C. Moreover, real estate investments can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws, mold infestation, floods, fires, hurricane, and other acts of God, some of which may not be insurable; the attractiveness of real estate relative to other investment choices, changes in national or local economic conditions, in particular the financial condition of lessees, changes in government policies, including changes in interest rates established by the

Federal Reserve, and international crises. The Company's operating performance would be likely to be adversely affected by a downturn in the property market in terms of capital and/or rental values.

Purchasers should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

The real estate market is cyclical, and we are negatively impacted by downturns in this market.
The real estate market tends to be cyclical and typically is affected by changes in general economic conditions, which are beyond our control. The U.S. residential real estate market has shown some signs of stabilizing from a lengthy and deep downturn that began in the second half of 2005. However, we cannot predict when the market and related economic forces will return the U.S. residential real estate industry to a period of sustained growth.

The real estate business is subject to seasonal fluctuations.
The Company intends to acquire interest in a specific real estate asset (the Project). Historically, operating results and revenues in this industry are strongest in the second and third quarters of the calendar year. Many expenses are fixed and cannot be reduced during a seasonal slowdown. If unfavorable conditions in the real estate market and general macroeconomic conditions deteriorate, we may be required to seek sources of working capital for our future liquidity needs. There can be no assurance that we would be able to defer or reduce expenses or that any such actions would not materially and adversely impact our business and results of operations, or that we could obtain additional financing on acceptable terms or at all.

Real estate markets may move slowly and unpredictably.
Real estate markets move slowly compared to other investment vehicles (such as stocks, options, forex, etc.). However, this is not always a good thing. When the market goes down, investors must realize that it could take many years to recoup losses incurred during down swings. Additionally, many outside economic factors have an effect on the housing market, making real estate a sometimes unpredictable market.

A prolonged decline or lack of sustained growth in the number of home sales and/or prices would adversely affect our revenues and profitability.
In recent years, annual U.S. existing home sales have declined. A further decline or lack of sustained growth in existing home sales or a continued decline in home prices would adversely affect our results of operations. A number of factors could potentially affect the home sales market in the U.S., especially in the State of Indiana, where the Project is located. These specific factors include any increase in foreclosure rates, increase in the number of units supplied in the Indianapolis area, and increase in unemployment rates, and increase in the apartment vacancy rate of the Indianapolis area. These factors may have an adverse impact on the vacancy rate in the Project and a corresponding adverse impact on the Company's revenues and profitability.

We are required to comply with costly regulatory requirements while undergoing construction and rehabilitation of the Project.
The cost and time of completion of any required construction and rehabilitation may exceed the current estimates, as any construction, maintenance and/or renovation of the Project must be carried out in compliance with local laws and regulations and the conditions set out in any permits, licenses, approvals or authorizations. In the event the Company is required to go through a planning process it may be subject to administrative approvals including fire, health and safety, and environmental protection (including archaeological investigations and armament clearance), as well as technical approvals from various utility providers, including electricity, gas and sewer services. Similarly, the Americans with Disabilities Act of 1990 (the "***ADA***") requires all public accommodations, including public spaces of apartment communities, to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project. Besides, like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project. These compliance requirements may hinder, delay or significantly increase the costs of activities undertaken on behalf of the Company. Such delays or increases in costs could adversely affect the Company's business, financial condition and results of operations.

Compliance with environmental and/or health and safety laws and regulations could affect our results of operations and financial conditions.
The Company is regulated by and required to comply with numerous environmental and/or health and safety ("***EHS***") laws and regulations applicable to the Project which impact any typical apartment project.   The Company is likely to incur expenses to comply with EHS laws and regulations in the jurisdictions where the Project is located. There can be no assurance that compliance with existing or future EHS laws and regulations will not require material expenditure

by the Company or otherwise have an adverse effect on the Company's financial condition or operations. Actual or alleged non-compliance with and/or liability arising under EHS laws and regulations could result in regulatory action, third-party claims and/or material expenditure by the Company or otherwise have an adverse effect on the Company's financial condition or operations. EHS laws and regulations also may impose restrictions on the way the Project may be used, or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint. The cost of defending against any claims of liability, of compliance with environmental regulatory requirements of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, investments or results of operations and, consequently, amounts available for distribution to you. We cannot assure you that the Project will not have any material environmental conditions, liabilities, or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we or the Project may be subject as a result of environmental conditions or violations. If we do incur material environmental liabilities in the future, we may face significant remediation costs, which may materially adversely affect our business, results of operations, financial condition and ability to make distributions to members.

The presence of hazardous or toxic substances on the property relating to the Project could seriously harm our business and results of operations.

The property relating to the Project may have been constructed at various times and in many cases on or in areas that have historically been the subject of commercial or industrial use. As a result, hazardous or toxic substances within land or buildings (such as asbestos) may be present at the location relating to the Company's business plan. While the Project Manager will conduct what it believes to be adequate testing of the property and is not aware of any environmental contamination, the nature of these tests is such that contamination cannot be entirely ruled out. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic. Various EHS laws and regulations in the jurisdictions in which the Project are located may impose liability on the Company for the costs of management, removal, investigation or remediation of such hazardous or toxic substances present on or in or migrating from a property owned or leased by it. the Company could be responsible for the costs of this management, removal, investigation or remediation even if the presence of such hazardous or toxic substances pre-dates the Company's ownership of the Project. Redevelopment of the Project could also reveal the presence of such substances that require remediation. The costs of any required management, removal, investigation or remediation of such substances could have an adverse effect on the financial condition and/or operations of the Company. If remediation works are required at the Project, the Company may not be entitled to rental income while the tenant's occupation is interrupted as a result of those works. The presence of such substances, or the failure to remediate such substances properly, may also result in requirements on the Company to pay compensation to third parties or may adversely affect the value of the relevant properties and the Company's ability to sell or lease the Project or to obtain financing using the property as security.

The Company's due diligence may require amendments to this Offering and it not reveal all factors affecting an investment in the Project.

There can be no assurance that the Company's due diligence processes will uncover all relevant facts that would be material to an investment decision, including the valuation of the property relating to the Project. The Company will assess factors that it believes are material to the performance of the Project. For example, a new survey for the Project might be required and it might reveal easements or other burdens or conditions that could affect the valuation of the Project. In making the assessment and otherwise conducting customary due diligence, the Company will rely on the resources available and in some cases investigations by third parties. Some of the information supplied to the company concerning the current rental income, property valuations, market data, anticipated resale value and other information may be incomplete or inaccurate and the Company's due diligence investigation may fail to reveal material risks associated with the Project. Consequently, relevant information that would be material to an investment decision such as the valuation of property associated with the Project can only be seen as an estimate of value and is not a precise measure of net realizable value. As a result, there is no assurance that the valuation of the will reflect actual sale prices even where any such sales occur shortly after the relevant valuation date.

We may depend on tenants for some of our revenue and therefore our revenue may depend on the economic viability of our tenants.

The Project requires leasing to generate income. We will be highly dependent on income from tenants or the sale of properties. The Company's financial results will depend in part on leasing space in the properties or the full properties we acquire to tenants on economically favorable terms. The Company relies on budget previsions for the lease rents and operating expenses, however, if the actual income and expenses are not similar to the budgeted amounts it could negatively impact any investment in the Company. In the event of a tenant default prior to stabilization, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. A default, of a substantial tenant or number of tenants at any one time, on lease payments to us would cause us to lose the revenue associated with such lease(s) and cause us to have to find an alternative source of revenue. Therefore, lease payment defaults by tenant(s) would have an adverse effect on our financial condition.

The Project Manager may not be able to lease and manage the Project or find suitable tenants.
The Company's ability to implement its strategy and achieve its targeted returns will depend on BH MLK, LLC's ability not only to renovate the property relating to the Project within its budget but also to lease and manage the Project to suitable tenants on satisfactory terms and to dispose of them on terms that provide an appropriate return. Revenue earned from, and the value of, the Project in which BH MLK, LLC has an interest, and thereby in which the Company has an indirect interest, may be adversely affected by a number of factors, including:

(a)   vacancies that lead to reduced occupancy rates which in turn would reduce BH MLK, LLC's revenue and its ability to recover certain operating costs, such as local taxes and service charges, and could result in it incurring additional expenses until the property is re-let, including legal and surveying fees and marketing costs;

(b)   BH MLK, LLC's ability to collect rent and service charge payments from tenants, on a timely basis or at all;

(c)   existing tenants that may not renew their leases;

(c)   the terms, including the amount of rent, on which lease renewals and new leases are agreed being less favorable than current leases;

(d)   the amount of rents not being agreed at expected rental values;

(e)   a competitive rental market that may affect rental levels or occupancy levels at the Project;

(f)   changes in laws and governmental regulations in relation to real estate, including those governing permitted and planning usage, taxes and government charges. Such changes may lead to an increase in management expenses or unforeseen capital expenditure to ensure compliance (rights related to the Project may also be restricted by legislative actions, such as revisions to existing laws or the enactment of new laws);

(g)   BH MLK, LLC's ability to obtain adequate maintenance or insurance services on commercial terms or at all; and

(h)   tenants seeking the protection of bankruptcy laws which could result in delays in receipt of rental and other contractual payments, the inability to collect such payments at all or the termination of a tenant's lease, all of which could reduce rental income or hinder or delay the sale of the Project.

The debt level could have material adverse effects.
BH MLK, LLC will incur debt financing to fund the acquisition of the Project generally through the use of mortgage secured loans and will utilize leverage to enhance returns to the Purchasers. Once fully invested, BH MLK, LLC is targeting a relatively high debt load for BH MLK, LLC, although there can be no assurance that BH MLK, LLC will be able to maintain this level of financing. The extent of the debt financing and the terms thereof will depend on BH MLK, LLC's ability to obtain debt funding and the lenders' assessment of the stability of BH MLK, LLC's cash flow. Any future financing arrangements may not be possible on terms as favorable as BH MLK, LLC's initial financing. A high debt load leads to significant risks if BH MLK, LLC's financial performance deteriorates, and BH MLK, LLC is unable to service its debt obligations. A high level of debt may lead to a complete loss of the value of the Purchaser's investment in the Company.

The financing obligations may have an adverse effect on the net asset value of the Project.
BH MLK, LLC's financing obligations will generally be secured against some or all of BH MLK, LLC's assets. While the use of debt financing should enhance returns on equity and thus the net asset value of the Securities if and when the value of BH MLK, LLC's underlying assets is rising, it will have the opposite effect if the underlying asset value is falling.

We may face additional risks due to our financing arrangements.
Part of BH MLK, LLC's investment strategy when it uses leverage will be to finance the Project with financing structures which aim, so far as practicable, to match assets and liabilities with respect to projected maturities and interest rates of such leverage. This technique is intended to limit (a) BH MLK, LLC's refinancing risks (and, indirectly, the Company's refinancing risks), including the risk of being unable to refinance an investment, whether at all or on favorable terms and (b) its exposure to changes in interest rates.

The Project Manager's strategy is, when practicable, to structure the terms of its financing arrangements to ensure that such arrangements can be refinanced or maintained to avoid it being forced to sell its Project prematurely. However, there is a risk it may not be able to employ this strategy with respect to its Project, which may expose the Company to refinancing risks. In addition, such alternative financing structures may have less favorable economic terms and may impose limits on BH MLK, LLC's investment freedom. Adverse changes to the market values of the Project could also cause the amount of refinancing proceeds to be insufficient to fully repay its existing financing obligations upon maturity and BH MLK, LLC may be unable to fund payment of such shortfall. If BH MLK, LLC is not able to obtain new financing at all, then it may suffer a substantial loss as a result of having to dispose of the investments which cannot be refinanced.

Increases in operating and other expenses may affect the market value of the Securities and distributions.
The Company's and/or BH MLK, LLC's operating, and other, expenses could increase without a corresponding increase in rental income or tenant reimbursements of operating and other costs. Factors that could increase operating and other expenses include:

(a)   increases in property taxes and other statutory charges;

(b)   changes in laws, regulations or government policies (including those relating to health and safety and environmental compliance) which increase the costs of compliance with such laws, regulations or policies;

(c)   increases in insurance premiums;

(d)   changes in inflation;

(e)   unforeseen increases in the costs of leasing and maintaining the Project; and

(f)   unforeseen capital expenditure that may arise as a result of defects affecting the Project that need to be rectified, failure to perform by sub-contractors or increases in operating costs.

Such increases could have an adverse effect on the Company's and/or BH MLK, LLC's financial condition and results of operations, with a consequential adverse effect on the market value of the Securities or on the Company's and/or BH MLK, LLC's ability to make expected distributions to their respective members.

Third-party service providers' poor performance may adversely affect the Project.
The Manager will have the discretion to choose to not directly manage the Project itself and instead rely upon third-party service providers to perform leasing and property management services for the Project. Relationships with BH MLK, LLC's tenants, and therefore the Company's return on its investments, may be adversely affected if the performance of these service providers does not satisfy BH MLK, LLC's tenants.

Potential losses may not be covered by insurance.
The Project could suffer physical damage caused by fire or other causes, resulting in losses (including loss of rent) which may not be fully compensated by insurance. In addition, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or are not insurable economically. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might result in insurance proceeds being insufficient to repair or replace the Project if it is damaged or destroyed. Under such circumstances, the insurance proceeds may be inadequate to restore the economic position with respect to the affected real estate. If an uninsured loss or a loss in excess of insured limits would happen to occur, the Company could lose capital invested in the affected Project as well as anticipated future revenue from that Project. In addition, BH MLK, LLC could be liable to repair damage caused by uninsured risks. BH MLK, LLC would also remain liable for any debt or other financial obligation related to that Project. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

Disposition of the Project might result in liabilities.
The Company and BH MLK, LLC may dispose of investments in certain circumstances and may be required to give representations and warranties about those investments, and to pay damages to the extent that any such representations or warranties turn out to be inaccurate, and may also be required to provide indemnities to purchasers for future expenses, including environmental or health and safety liabilities. The Company and/or BH MLK, LLC may become involved in disputes or litigation concerning such representations, warranties and indemnities and may be required to make payments to third parties as a result of such disputes or litigation. Any such payments and financings to facilitate those payments could have an adverse impact on the Company's and/or BH MLK, LLC's ability to make distributions to their respective members. In addition, if BH MLK, LLC is unable to obtain financing funds to make such payments, it may be forced to sell the Project to obtain funds. There can be no assurance that any such sales could be affected on satisfactory terms.

We may fail to meet our investment objectives.
Because the Company has no operating history and the Securities have no trading history, it is difficult to evaluate its future prospects and an investment in the Securities. There can be no guarantee that the Company's investment objectives or its targeted returns will be achieved. The results of the Company's operations will depend on many factors, including but not limited to, the level and volatility of interest rates, readily accessible funding alternatives, conditions in the financial markets, general economic conditions and the performance of the Manager.

We may face illiquidity of the real estate investments.
Because real estate investments, including properties such as those in which the Company intends to invest, are relatively illiquid, the ability to sell promptly the Project in response to changing economic, financial and investment conditions will be limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond the control of the Company. The Company cannot predict whether the Project can be sold for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to them. The Manager and Project Manager also cannot predict the length of time needed to find a willing purchaser and to close the sale of a Project. No assurances can be given that the fair market value of any Project will not decrease in the future. These factors could have an adverse effect on the Company's financial condition and results of operations, with a consequential adverse effect on the market value of the Securities or on the Company's ability to make expected distributions to its members.

We may not make a profit if we sell the Project.
The prices that we can obtain when we determine to sell the Project will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area and available financing. There is a risk that we will not realize any significant appreciation on our investment in a property. Accordingly, your ability to recover all or any portion of your investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
Purchasers should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their Offering. Purchasers may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks relating to the Offering and the Securities

The Company and by extension the Project is dependent on this Offering.
The Company is dependent on and intends to use the proceeds of this Offering to make the capital contribution needed to complete the Project financing. Further, the Company currently has no plans to diversify its investments and minimize the risks set forth herein. Based on, among other things, the anticipated proceeds from this Offering and the anticipated proceeds from the Company's operations, the Company anticipates that the proceeds of this Offering (assuming that all or substantially all of the Securities offered hereby are sold) will be sufficient to fund the Company's operations. The success of the Company will be totally dependent on the successful funding of the Offering. In the event that the Company's plans change or these assumptions prove to be inaccurate or the proceeds of this Offering prove to be insufficient, the Company may fail, which could cause a Purchaser to lose all or a portion of his or her investment.

Management has significant discretion in the use of proceeds of the Offering.
The net proceeds from the sale of the Securities are expected to be used for the purposes described in this Form C. However, the Manager of the Company reserves the right to use the funds obtained from the Offering for other purposes not presently contemplated that it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the Manager with respect to application and allocation of the net proceeds of the Offering. Purchasers of the Securities will be entrusting their funds to the Manager, upon whose judgment and discretion the investors must depend.

If the Company is required to register under the Investment Company Act of 1940, its ability to conduct its business could be materially and adversely affected.
The SEC regulates the business activities of "investment companies." The Company, and its subsidiaries, do not believe they engage in any of the activities described in Section 3(a)(1) of the Investment Company Act of 1940 or any similar provision under state law. If, however, the Company is deemed to be an investment company, it might be required to institute burdensome compliance procedures and its activities may be restricted, which would materially affect its business and operations.

Purchasers may not receive cash distributions.

All distributions of available cash will be made at the discretion of the Manager, subject to the provisions of the Operating Agreement, surplus cash calculation rules and regulations or other lender requirements. There is no guarantee that Purchasers will ever receive cash distributions from the Project. The payment of any cash distributions depends upon a number of factors, including the Company's operating results and financial condition, the successful management by the Manager and the Project Manager, the yields on the Project, interest costs, performance on contracts, profits on the sale of all or portions of the Project, legal and regulatory restrictions and such other factors as the Manager may deem relevant from time to time. Cash distributions may also be blocked by the terms of the Company's financing arrangements, unless certain financial ratios and cash calculations are met. The Company's ability to pay cash distributions may be restricted as a matter of applicable law or regulation, including to the extent that cash distributions are not covered by income in the relevant period from underlying investments. Furthermore, the Company owns a limited, but controlling majority interest in BH MLK, LLC, which wholly-owns New MLK, LLC, which intends to acquire a one hundred percent (100%) fee simple interest in the Project. Accordingly, any distributions declared by BH MLK, LLC's manager, if and when declared, will only be distributed to the Company, pro rata, based on its membership interest therein. Thereafter, such distributions may only be distributed to the members of the Company at the discretion of the Manager based on the factors described above.

There is no market for the Securities and transfers of the Securities will be subject to material restrictions.
An investment in the Company will require a long-term commitment. The Securities have not been registered under the Securities Act or any state securities laws and are subject to substantial restrictions on transfer and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. There will be no trading market for any of the Securities and none is expected to develop in the foreseeable future. The Securities may not be sold, pledged or otherwise transferred without registration under the Securities Act and applicable state securities laws or an exemption therefrom. In addition, the Securities are subject to further substantial restrictions on transfer set forth in the Operating Agreement.

The offering price of the Securities was determined arbitrarily.
The offering price for the Securities was determined by the Manager and without regard to an external or independent valuation. The price does not bear any relationship to the Company's assets, book value, earnings or other established criteria for valuing a privately held company. Accordingly, the offering price should not be considered an indication of the actual value of the Securities.

Purchasers will not be permitted to withdraw your capital contribution.
No Member may withdraw any amount of its capital in the Company. Accordingly, potential Purchasers must be able to bear the economic risk of their investment for a long-term period.

Purchasers will be responsible for paying taxes on your proportionate share of the Company's income even if distributions are not made.
The taxable income of the Company will be taxable to its members in accordance with their allocable shares of such income, notwithstanding that such income may not have been distributed. Purchasers may have tax liabilities larger than the distributions, if any, the Company makes to satisfy its members' federal, state and/or local tax liabilities attributable to their ownership of Securities. No responsibility is assumed by the Company with respect to the tax consequences of this transaction to any investor. The tax risks associated with an investment in the Company are complicated and may not apply in the same manner to all investors. Purchasers will have certain individual tax filing responsibilities related to this investment, which they should discuss with their tax advisors. See "Tax Matters".

Purchasers' interests in the Company, and therefore the Project, may be diluted.
The Company's capital requirements depend on several factors. If its capital requirements vary materially from its current plans, the Company may require further financing through debt or other capital investment. Therefore, it may not be possible for existing members to participate in any future Securities issuances, which may dilute the existing Member's Securities in the Company, including the Manager and the existing owners. If the Company is unable to obtain additional funding on favorable terms, the Company and the investment in the Securities will be adversely affected.

The Company's members will have limited voting rights and will not have control over changes in our policies and operations, which increases uncertainty and risks our members face.
By investing and becoming a member of our Company, you will have limited voting rights. The Company's Manager determines our major policies, including our policies regarding financing, growth, debt capitalization, and distributions. The Company's Manager may amend or revise these and other policies without a vote of the members. Under our Operating Agreement, our members have a right to vote only on limited matters. The Company's

Manager's broad discretion in setting policies and our members' inability to exert control over those policies increases the uncertainty and risks our members face.

Conflicts of Interest

The Company will be subject to various conflicts of interest arising out of its relationships with the Manager, the Project Manager, and their respective affiliates. The following discussion summarizes certain potential and actual conflicts of interest. By investing in the Company, each Member will be deemed to have acknowledged the existence of actual and potential conflicts of interest and to have waived any claim with respect to the existence of any such conflicts of interest.

Management

The Company. The Manager of the Company will be responsible for, among other things, overseeing the Company's investment in BH MLK, LLC. Conflicts of interest may arise between the Manager and the Company and between the Manager and the other members of the Company in the event the goals and interests of the Manager and the Company diverge. Additional conflicts of interest may arise between the Manager and the Company in the event the Manager, or a principal, affiliate, parent or subsidiary of the Manager, invests in or becomes involved with other real estate projects. As disclosed in this Form C, Zak Laikin, the manager of the Manager of the Company, is currently employed by Birge & Held Asset Management, an affiliate of BH MLK, LLC. The Manager will devote only so much time to the business of the Company as the Manager in its sole discretion deems reasonably necessary to manage the business and affairs of the Company. The Manager will have conflicts of interest in allocating management time, services and functions between various existing companies, the Company, and any future companies which it may organize as well as other business ventures in which it may be involved. Further, the Manager, including its principals and/or employees, may own an interest in the Company together with the investors.

The Project. The Project Manager will be responsible for, among other things, acquiring and overseeing the maintenance of the Project for BH MLK, LLC. Conflicts of interest may arise between the Manager and BH MLK, LLC and between the Project Manager and the other members of BH MLK, LLC in the event the goals and interests of the Project Manager and BH MLK, LLC diverge. Additional conflicts of interest may arise between the Project Manager and BH MLK, LLC in the event the Project Manager, or a principal, affiliate, parent or subsidiary of the Project Manager, invests in or becomes involved with other real estate projects. The Project Manager will have conflicts of interest in allocating management time, services and functions between various existing companies, the Company, and any future companies which it may organize as well as other business ventures in which it may be involved.

Compensation and Other Arrangements

Agreements and arrangements, including those relating to compensation as set forth herein, between the Project, the Company, the Manager, the Project Manager, and their respective affiliates, will not be the result of arm's-length negotiations and may involve conflicts of interest. There can be no assurance in any case that the Company could not obtain a more favorable result if it were dealing with unrelated parties. The Manager will control all day-to-day activities of the Company. Decisions regarding these matters will generally be made by the Manager or its affiliates without consulting the members of the Company.

Other Investment Properties

The Company's Manager, affiliates and principals are or may be managers, partners or members of other entities formed to invest in real estate projects, some of which may have investment objectives which are similar to those of the Company. The Company's Manager, affiliates and principals also may engage in additional business ventures, real estate or otherwise, and neither the Company, nor any Project will be entitled to any interest in any such venture. Except as otherwise provided in this Form C, the Company's affiliates and principals have no obligation to offer the Company any investment opportunity. No other business opportunities will be deemed the property of the Company, and no Member will have any right to share or participate in such other business opportunities or to any income or proceeds derived therefrom. The Company and its affiliates and principals may in the future form investment vehicles with similar investment objectives to those of the Company.

Other Activities

The Manager will oversee the day-to-day management of the Company and the Project. However, the Manager and its principals are not required to devote all of their time and attention to the Company and may spend a substantial portion of their time on other matters. The performance of these other activities could conflict with their responsibilities to the Company.

Ownership of Securities

The principals and employees of the Manager may purchase Securities for investment. In that event, conflicts of interest may arise in the course of operations of the Company as a result of their ownership interest in both the Manager and the Company.

Joint Venture Opportunities

The Manager, in its sole discretion, may determine that the circumstance exists when the Company will join funds and resources with other entities and individuals to indirectly invest in an investment opportunity in a joint venture arrangement. Thus, the Company will share cash flow with such entities or individuals on terms as the Manager sets forth.

Indemnification

The Operating Agreement provides that the Manager and its members, affiliates and their employees, and the respective agents and controlling persons of any of them, will be indemnified against certain liabilities, and the availability of such indemnification could affect the actions of the Manager.

Legal Representation

Purchasers, by becoming members in the Company, will not establish an attorney-client relationship with Manager, and acknowledge that Manager does not represent the members or the Company.

Principals

In addition to the Company, the Manager and its affiliates may directly invest in other real estate investment opportunities and manage other investments and/or manage and advise other investment vehicles, which may lead to conflicts of interest.

Tax Matters

Circular 230: TO COMPLY WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS FORM C IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE PURCHASERS S FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE PURCHASERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. PROSPECTIVE PURCHASERS S SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES. PURCHASERS WILL BE REQUIRED TO FILL OUT ANY AND ALL TAX FORMS PROVIDED BY THE COMPANY AS PART OF THE SUBSCRIPTION PROCESS.

This summary is based upon the Internal Revenue Code, as amended from time to time (the "**Code**"), the regulations thereunder, state and local rules and regulations, published administrative rulings, and judicial decisions in effect on the date of this Form C. No assurance can be given that future legislative or administrative changes or court decisions will not significantly modify the statements expressed in this Form C. Any such changes may or may not be retroactive with respect to transactions completed prior to the effective dates of such changes.

The following discussion does not purport to deal with tax consequences applicable to all categories of investors, some of which may be subject to special rules, and is not intended as a substitute for careful tax planning. Prospective qualified investors are urged to consult their own tax advisors, lawyers or accountants with specific reference to their own tax situations.

Classification as a Partnership for Tax Purposes

Under current United States Treasury Department regulations, an organization which has two or more members, and which is not otherwise classified as an association taxable as a corporation under the regulations will be classified for tax purposes as a partnership, unless the organization affirmatively elects to be classified as an association. Under the Operating Agreement, the Company will have at least two members and will not otherwise be classified as an association taxable as a corporation under the regulations. In addition, the Operating Agreement will not permit the members to classify the Company as an association. Therefore, the Company will be classified as a partnership for federal tax purposes.

Although it is unlikely that the IRS would challenge the tax status of the Company, the Manager intends to contest any determination by the IRS that the Company constitutes an association taxable as a corporation. The Company also intends to contest any material adverse determination by the IRS relating to other tax aspects of the Company if advised by counsel that the Company has a reasonable likelihood of prevailing in such a contest. Any such contest may result in the incurrence of substantial legal fees by the Company.

Tax Treatment of Holders of Securities

The Company itself will not be subject to federal income tax (subject to the matters discussed under "Classification as a Partnership for Tax Purposes" above), although it is possible that the Company would be subject to income tax in one or more state or local tax jurisdictions. Instead, each Member will be required to report on such Member's own income tax return the Member's share of the Company's income, gains, losses, deductions, tax credits and tax preferences.

In determining the federal income tax liability of a Member as a consequence of the Member's investment in the Company, the following principles will apply in the order summarized below:

(a)   The allocation provisions contained in the Operating Agreement will determine each Member's share of the items of profits and losses of the Company for tax purposes to the extent that such allocations have substantial economic effect or are otherwise in accordance with the Member's Securities in the Company;

(b)   In order to deduct losses allocated to a Member:

(i)   That Member's tax basis in the Member's Securities must exceed the amount of losses allocated to the Member, net of profits so allocated, and cash distributed to such Member; and

(ii)   That Member's amount "at risk" in the Member's Securities must exceed the amount of losses allocated to the Member, net of profits so allocated, and cash distributed to the Member. Note that if a Member guaranties the Company's indebtedness, such Member will be at economic risk which may impact such Member's ability to deduct losses.

To the extent that the allocation of any profits or losses is disallowed to a Member as a result of the application of any of the principles set forth above, such Member will not be permitted to take such allocation into account in determining the Member's federal income tax liability unless and until each of the principles set forth above has been satisfied. Each of these principles is described in greater detail below.

In addition to and after satisfying the foregoing principles, the ability of a specific Member to take advantage of any losses or deductions allocated to the Member with respect to such Member's Securities may be limited by the passive loss and passive credit limitations described below in "Limitations on Losses from Passive Activities."

Cash or other property received by a Member from the Company generally will not cause recognition of income for tax purposes by the Member but will reduce such Member's basis in the Member's Securities by the cash or fair market value of other property received by the Member. A distribution in excess of a Member's adjusted basis in the Member's Securities prior to the distribution will result in the recognition of taxable income to the extent of the excess. Any such taxable income generally will be treated as capital gain.

Each Member will be allocated a share of profits for tax purposes. It is possible that the Company will not be able to distribute sufficient funds to the members to enable them to meet their tax obligations attributable to profits for tax purposes, in which event payment of all or a portion of such liability will be an out-of-pocket expense to the Member.

Application of At-Risk Limitations

Code Section 465 provides that the amount of any losses (otherwise allowable for the year in question) that may be deducted by an individual or a "closely held corporation" (i.e., generally a C corporation in which five or fewer shareholders directly or indirectly own more than 50% of the stock) other than a leasing company, in connection with activities that are part of a trade or business or that are engaged in for the production of income, cannot exceed the aggregate amount with respect to which such taxpayer is "at risk" in such activity at the close of the tax year. In the case of a partnership engaged in such activities, the limitations apply to each partner who is an individual, trust, estate or "closely held corporation."

A Member generally will be considered "at risk" to the extent of the cash and adjusted basis of other property contributed to the Company, as well as any liabilities with respect to which such Member is personally liable for payment from the Member's assets.

If at the end of a taxable year a Member's amount "at risk" has been reduced below zero, the deficit amount "at risk" is recaptured and must be included in gross income in that year. The amount recaptured is treated in future years as if it were a deduction suspended by the "at risk" provisions. To the extent that a Member's amount "at risk" is increased above zero in a subsequent year, this additional deduction may be allowable at such time.

Limitations on Losses from Passive Activities

The following is a general discussion of certain limitations on losses from passive activities, applicable to individual and other non-corporate investors. However, the manner in which the limitations on losses from passive activities will apply to any particular Member may differ because they are applied at the Member (rather than the Company) level and will depend on the particular circumstances of each Member. Each potential qualified investor is strongly advised to consult its own tax advisor regarding the effect of the limitation on the allowance of passive losses on its specific situation.

Code Section 469 imposes limits on the ability of taxpayers to use losses and tax credits from certain "passive activities" to offset taxable income and tax liability arising from non-passive sources. A passive activity generally includes (i) one which involves the conduct of a trade or business in which the taxpayer does not materially participate, or (ii) any rental activity. A Member generally will be treated as materially participating in the Company's activities if the Member is involved in the operations of the Company on a regular, continuous and substantial basis. Code Section 469 and the regulations thereunder contain specific provisions that further clarify the definition "material participation." To the extent a Member is considered a limited partner for tax purposes, Code Section 469 provides that such Member generally will be deemed not to materially participate in the Company's activities, subject to certain exceptions. Because the determination of whether a Member will be treated as a limited partner and application of the other material participation standards for tax purposes will depend upon the unique circumstances of each Member, each Member must consult its own tax advisor regarding whether the Member will be treated as materially participating in the activities of the Company.

To the extent that a Member's aggregate losses from all passive activities exceed the Member's aggregate income from all such activities in a given taxable year, the Member has a "passive activity loss" for such year. Such a loss may be carried forward to successive taxable years until fully utilized against income from passive activities in such years; however, such losses may not be carried back to prior years.

When a Member disposes of the Member's entire interest in a passive activity in a transaction in which all of the gain or loss realized on such disposition is recognized, any loss from that activity that was disallowed by these passive loss rules will cease to be treated as a passive loss and any loss on such disposition will not be treated as arising from a passive activity.

Sales or Exchanges of the Securities

A Member may not be able to sell the Member's Securities because it is not anticipated that a public trading market in the Securities will develop. Any gain realized with respect to a sale of Securities by a Member who holds such Securities as a capital asset generally will be capital gain, except to the extent the gain is allocable to "unrealized receivables" or "inventory items" as such terms are defined in Code Section 751. See, however, "Limitations on Losses from Passive Activities" regarding the allowance of previously suspended passive activity losses and passive activity credits upon the disposition of all of a Member's Securities.

Dissolution and Liquidation of the Company

Generally, upon liquidation or dissolution of the Company, a Member will recognize income only to the extent that the sum of the cash and marketable securities (subject to certain exceptions set forth in Code Section 731) distributed to the Member and the Member's proportionate share of any then-existing liabilities of the Company which are deemed relieved, including nonrecourse liabilities, exceeds the Member's adjusted basis in the Member's Securities at the time of distribution.

Elections

The Code permits an entity taxed as a partnership to elect to adjust the basis of the entity's property on the transfer of an interest in such entity by sale or exchange or on the death of a person who holds an interest in such entity and on the distribution of property by the entity to a person. The general effect of such an election by the Company is that transferees of Securities are treated, for purposes of depreciation and taxable gain, as though they had acquired a direct interest in the Company's assets. The Company intends to make a Section 754 election where such election is, in the Manager's opinion, beneficial to the members.

The Company also may make various elections for federal income tax reporting purposes that could result in various items of income, gain, loss, deduction or credit being treated differently for tax purposes than for accounting purposes.

Company Tax Returns and Tax Information

The Code requires that the tax treatment of the Company items be determined at the company level, rather than in separate proceedings with the members. Thus, the availability and amount of tax deductions taken by the Company will depend not only on the general legal principles discussed herein, but also upon various determinations of the Manager. Such determinations are subject to challenge by the IRS on factual or other grounds.

Under the procedures described above, each Member is required to treat the Company items on the Member's return consistently with the treatment on the Company's return. Where such treatment is inconsistent, a statement must be filed by the Member identifying the inconsistency. If the consistency requirement is not satisfied, the IRS may assess a deficiency against the Member before audit proceedings are completed at the company level.

Under Code Section 6223(a), as amended by the Bipartisan Budget Act of 2015, a Member of the Company is to be designated as the "partnership representative." The Operating Agreement provides that the partnership representative will be BH MLK, LLC, an Indiana limited liability company. The partnership representative is responsible for protecting the interests of the Company in the audit process. For example, the partnership representative is given the right, on behalf of the Company, to determine whether to challenge a final partnership administrative adjustment proposed by the IRS by initiating an action in the Tax Court, a federal district court, or the Claims Court. If the partnership representative determines not to challenge such administrative adjustment, a notice member or a notice group (as defined in the Code) may challenge it.

The partnership representative will have the authority and the responsibilities delegated and imposed under the Code. The Code gives the partnership representative the discretion to file suit in the Tax Court, a federal district court, or the Claims Court. Thus, it is possible, although unlikely, that members might be obligated to pay their shares of a tax deficiency prior to final judicial review in order for the Company to gain access to a forum believed to be more favorable to its position.

The procedures regarding the audit of limited liability companies are complex and cannot be described completely herein. Each Member is urged to seek the advice of his, her or its individual tax advisor with respect to those audit provisions.

State and Local Taxes

Prospective, qualified investors should consider potential state and local tax consequences of an investment in the Company. Each qualified investor is urged to consult the investor's own tax advisor to determine whether the state in which the investor is a resident will impose a tax upon the investor's share of the taxable income of the Company.

Depending upon applicable state and local laws, tax benefits that are available for federal income tax purposes may not be available to members for state or local income tax purposes. In addition, members may be taxed on income derived from sources within other states where the Company engages in business. Non-resident members may wish to file state returns in such other states even in years in which net losses are realized by the Company and there is not a requirement that returns be filed, in order to preserve such losses for future years if permitted under state law.

The Company will advise each of its members of the Member's share of income or loss to be reported to each of the states where the Company owns property. the Company may be required to withhold state taxes from distributions to members in some instances. This Form C makes no attempt to summarize all of the state and local tax consequences to an investor.

To the extent that a Member pays tax to another state by virtue of Company operations within such state, then members who are not residents of such state may be entitled to a deduction or credit against tax owed to the state of residence of the Member with respect to the same income. Members should consult their tax advisors in that regard. In addition, payment of state income taxes currently constitutes a deduction for federal income tax purposes, assuming that the taxpayer itemizes deductions, although such taxes are not deductible in computing the alternative minimum tax liability of a noncorporate taxpayer.

Legal Matters

Any prospective Purchaser of the Securities should consult with their own counsel and advisors in evaluating an investment in the Securities.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Purchasers and their professional advisors upon request.

Prior to making an investment decision respecting the securities described herein, prospective Purchasers should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Purchasers and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Purchasers and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Purchasers and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

IN CONCLUSION, YOU SHOULD BE AWARE THAN AN INVESTMENT IN THE COMPANY INVOLVES A <u>SIGNIFICANT</u> DEGREE OF RISK, AND NO ASSURANCE CAN BE GIVEN THAT ANY RETURN WILL BE ACHIEVED ON SUMS INVESTED OR THAT YOU WILL NOT LOSE YOUR ENTIRE INVESTMENT. PURCHASERS ARE CAUTIONED TO READ THIS <u>ENTIRE</u> FORM C, THE OPERATING AGREEMENT AND ALL OTHER ATTACHMENTS AND TO SEEK CONSULTATION WITH APPROPRIATE ADVISORS PRIOR TO MAKING ANY INVESTMENT DECISION.

BUSINESS

Description of the Business
Investment equity capital necessary for the Company to become a majority member of BH MLK, LLC and then to enable BH MLK, LLC, through its wholly-owned subsidiary, New MLK, LLC, to acquire sole ownership of the Project, to renovate and maintain it as needed, and to operate the Project.

Business Plan
The Company will actively engage in the business of real estate investment and management of the Project described in more detail below, both directly and through BH MLK, LLC, which it will control through its fifty-one percent (51%) majority interest. The Operating Agreement of BH MLK, LLC a draft of which is exhibited hereto as **Exhibit H**, which will be entered in to upon the closing on the Property. If management of the Project is successful, the Project is expected to generate positive cash flow through the collection of rents and control of operating expenses, a portion of which will be distributed to Company if deemed appropriate by the manager of BH MLK, LLC. The Company may also receive a distribution if the Project is sold in the future for a profit.

Organizational Chart
The Company, Profit Property USA 946 MLK LLC, an Indiana limited liability company, is currently one hundred percent (100%) owned by Profit Property USA LLC, an Indiana limited liability company, which also is the Company's Manager.

BH MLK, LLC, an Indiana limited liability company, is currently owned by the following entities and persons: BH MLK, LLC owns one hundred percent (100%) of New MLK, LLC, an Indiana limited liability company, the special purpose entity intended to own one hundred percent (100%) fee simple interest in the Project. The Company has the right to own a fifty-one percent (51%) interest in BH MLK, LLC, which itself is a holding company for the Project (New MLK, LLC).



The Project

The Project is a multi-family residential development located at 946 Dr. Martin Luther King Jr. St., Indianapolis, Indiana 46202, near the Indiana University – Purdue University, Indianapolis campus. The Project consists of 20 residential units. Construction of the Project was completed in 2017.

Competition

The multi-family housing development and management business is highly competitive. The Project competes against similar multi-family housing developments of many large and small companies. The Company competes against many well-known competitors, including, but not limited to Fundrise, Realty Mogul, Grant Cardone, stREITwise, CS Crowdstreet, Cadre, and Brickx. Build quality, location, value and marketing are also important differentiating factors.

Customer Base

The primary target tenants for the Project are undergraduate and graduate students attending Indiana University – Purdue University in Indianapolis, Indiana.

Intellectual Property

The Company does not own any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as an investment company under the Investment Company Act of 1940 (the "**Investment Company Act**"). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the forty percent (40%) test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. As BH MLK, LLC will be majority-owned by the Company, and New MLK, LLC will be majority owned by BH MLK, LLC, we believe neither of these securities interests will be considered investment securities. The sole assets of New MLK, LLC will be a fee simple interest in real property, which is also not considered an investment security under the Investment Company Act

Litigation

To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting Offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$64,200	6.00%	$64,200
Capital Contribution to fund the Project	94.00%	$1,005,800	94.00%	$1,005,800
Total	**100.00%**	**$1,070,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

MANAGEMENT

The Manager of the Company is listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. The Company does not have any Officers or Directors. Additionally, we have provided management information relating to the manager of BH Manager, LLC, an Indiana limited liability company, which will serve as the initial manager of BH MLK, LLC.

Name
Profit Property USA LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager / Sponsor: August 2019-Present

Name
Andrew Held

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager of BH Manager, LLC: January 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Held is the co-founder, President and Chief Operating Officer of Birge & Held, which was established in 2008, where he works on acquiring and expanding the firm's properties.

Education
Butler University, MBA
Indiana University School of Law, JD
Indiana University, BA

Name
J. Taggart Birge

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager of BH Manager, LLC: January 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Held is the co-founder and Chief Executive Officer of Birge & Held, which was established in 2008, where he works on acquiring and expanding the firm's properties.

Education
University of Virginia, JD
Indiana University, BA

Name
Zak Laikin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager of Profit Property USA LLC: August 14, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Laikin has served as Vice President of Business Development, West Coast at Birge & Held Asset Management: since August 2018. There, his employment responsibilities include:

* Contacting potential clients to establish rapport and arrange meetings.
* Researching organizations and individuals to find new opportunities.
* Increasing the value of current customers while attracting new ones.
* Finding and developing new markets and improving sales.
* Attending conferences, meetings, and industry events.

Mr. Laikin is a co-founder of L7 INVESTMENTS LLC and L3 INVESTMENTS LLC, Indianapolis, Indiana, which were established in 2013 and 2016, respectively, where he manages all aspects of the companies' investment processes, including identifying potential investments in multi-family housing, single-purpose buildings, and single-family homes, conducting due diligence, designing deal structure, and negotiating agreements.

Education
Attended Augsburg College and Indiana University - Purdue University, Indianapolis

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Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Indiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

On August 14, 2019, the Company, the Manager, and its members entered into the Operating Agreement of Profit Property USA 946 MLK LLC (the "**Company Operating Agreement**"), which governs the covenants and conditions upon which issued and outstanding Membership Interests in the Company may vote, be transferred and/or sold. Ownership in the Company is represented by limited liability company interests (the "**Membership Interests**"). The Company is currently authorized to issue an unlimited number of Membership Interests, of which one hundred (100) Membership Interests are issued and outstanding. A copy of the Company Operating Agreement is attached hereto as **Exhibit G**.

Authorized Capitalization

Initially, the Membership Interest of each Member will be equal to a percentage, such percentage being the quotient of (A) the capital contribution of such Member divided by (B) the aggregate capital contributions of all of the members. The Manager may adjust the Membership Interests of the members to: (i) reflect the addition of additional members; (ii) reflect the subtraction of subtracted members; or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Membership Interest of any member relative to Sponsor or any other member, except in the case of additional capital contributions.

Post-Closing Capitalization

At the initial closing of this Offering, we will have ten thousand eight hundred (10,800) Membership Interests outstanding, when taking into account the Intermediary's Securities commission, the total amount of Membership Interests outstanding will be eleven-thousand and fourteen (11,014). If additional Membership Interests in the Company are issued after the Securities in this Offering are sold, the subsequent issuance will dilute each Purchaser's investment.

The Company has issued the following outstanding Securities:

Type of security	Membership interest in limited liability company
Amount outstanding/Face Value	100 Membership Interests / at $15
Voting Rights	Limited pursuant to the Operating Agreement and by the Indiana Business Flexibility Act to certain actions requiring an affirmative vote of all Members.
Anti-Dilution Rights	No.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Membership Interests described herein are issued and outstanding. Such Membership Interests are subject to dilution upon issuance of the Securities in this Offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Debt

The Company has no debt outstanding; however, the Project Manager intends to obtain an appropriate level of debt financing to partially fund the acquisition and operation of the Project on behalf of BH MLK, LLC.

Ownership

A majority of the Company is currently owned by Profit Property USA LLC, an Indiana limited liability company.

Below the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Profit Property USA LLC	100 Membership Interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit C</u>.

Operations
Profit Property USA 946 MLK LLC (the "**Company**") was organized on August 14, 2019 under the laws of the State of Indiana, and is headquartered in Las Vegas, Nevada.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures, after making the necessary capital contribution to secure the Project, in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **<u>Exhibit C</u>**.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 10,070 units ("**Membership Interests**") of the Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $1,070,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by February 15, 2019 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investment commitments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") but the Company will not close on more than the Maximum Amount. **The Offering is open *exclusively* to those with United States of America tax-identification numbers who have United States of America based bank accounts that can receive deposits.**

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Additionally, the Purchaser must complete the tax forms provided by the Company, which will include the Purchaser's tax-identification number. Purchasers must also represent that they have a United States of America based bank account that can receive deposits. Purchaser funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee consisting of six percent (6%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of Closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a securities-based compensation equal to two percent (2%) of the total number of Securities sold in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

On August 14, 2019, the Company and its members entered into the Operating Agreement of Profit Property USA 946 MLK LLC (the "**Company Operating Agreement**"), which governs the covenants and conditions upon which issued and outstanding Membership Interests in the Company may vote, be transferred and/or sold. Ownership in the Company is represented by limited liability company interests (the "**Membership Interests**"). The Company is currently managed by Profit Property USA LLC (the "**Manager**" or "**Sponsor**"). A copy of the Company Operating Agreement is attached hereto as **Exhibit G**.

The Securities being offered as Membership Units in the Company. The rights and privileges associated with the Membership Units are described below.

Authorized Capitalization

Initially, the Membership Interest of each Member will be equal to a percentage, such percentage being the quotient of (A) the capital contribution of such Member divided by (B) the aggregate capital contributions of all of the members. The Manager may adjust the Membership Interests of the members to: (i) reflect the addition of additional members; (ii) reflect the subtraction of subtracted members; or (ii) otherwise carry out the purposes of this Agreement. The Manager may not, however, adjust the Membership Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional capital contributions.

Rights to Distributions

All distributions of available cash or other property (except upon the Company's dissolution) will be made to the members at the times and in the amounts as determined by the Manager in its sole discretion. All distributions will be made to the members, pro rata, in accordance with their percentage of Membership Interests held relative to other members.

The Company has never declared or paid cash distributions on its Membership Interests issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation or dissolution, the members will be entitled to share in the net assets legally available for distribution to members after the payment of all of the Company's debts and other liabilities, and subject the Company Operating. Liquidation distributions will be made in the same manner and order of priority described under "Rights to Distributions" above.

Rights and Preferences

The Company's members will have limited rights and no preferences, as set forth in the Operating Agreement exhibited hereto as **Exhibit G**.

Allocation of Profits and Losses

Profits and Losses will be allocated among the Company's members in proportion to their Membership Interests in accordance with the Operating Agreement exhibited hereto as **Exhibit G**.

Voting and Control
Members have limited voting rights and control over the Company. Each Member will be entitled to one vote per Membership Interest on all matters upon which the members have the right to vote under the Operating Agreement, except as otherwise provided by the Operating Agreement or as otherwise required by the Indiana Business Flexibility Act or applicable law. Matters specifically enumerated in the Operating Agreement for Investor Member vote include to: (i) amend the related provision in Section 11.1.2 of the Operating Agreement; (ii) require any Investor Member to make additional capital contributions; (iii) impose personal liability on any Investor Member; (iv) change a member's share of distributions relative to other investor members; or (v) give Sponsor itself a superior right to distributions *vis-à-vis* the investor members than is currently provided in Article IV of the Operating Agreement. The Indiana Business Flexibility Act also requires the vote of all Members to: (x) amend the Operating Agreement; or (y) authorize the Manager, a member, or other person to act on behalf of the Company in a manner that conflicts with the Operating Agreement. For more information, review the Operating Agreement exhibited hereto as **Exhibit G**.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser has in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are

transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Purchasers are reminded that although they may legally be able to transfer the Securities, they may not be able to find another party willing to purchase them. Additionally, the Company's Operating Agreement imposes certain restrictions on transfer – which cannot be made without the Manager's consent. While transfers of the Securities to a Purchasers spouse, child or grandchild, or trust established for the Purchaser's exclusive benefit is permissible – if a third party offers to purchase the Securities from a Purchaser the Sponsor has a <u>First Right of Refusal</u> to purchase the Securities from the Purchaser at the same terms and conditions as the prospective third-party purchaser.

Drag-Along Rights of Manager
If the Manager wants to sell the Company's business, it may effect a transaction in which case Purchasers would be required to sell their Securities.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities, except as permitted pursuant to the Operating Agreement or applicable law.
- The Securities do not have a stated return or liquidation preference.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Related Party Transactions

The Company has conducted the following transactions with related persons:

As disclosed in this Form C, Zak Laikin is currently employed by Birge & Held Asset Management, an affiliate of BH MLK, LLC.

Conflicts of Interest

As disclosed in this Form C, Zak Laikin is currently employed by Birge & Held Asset Management, an affiliate of BH MLK, LLC.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND IN ACCORDANCE WITH THE COMPANY'S OPERATING AGREEMENT. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

THE COMPANY IS NOT ACCEPTING INVESTMENT COMMITMENTS FROM NON-UNITED STATES OF AMERICA PERSONS; ANY INVESTMENT COMMITMENT FROM A NON-UNITED STATES PERSON WILL NOT BE ACCEPTED BY THE COMPANY.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. Purchasers can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. If one or more of these risks or uncertainties materialize, or if any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

Profit Property USA 946 MLK LLC

(an Indiana Limited Liability Company)

Unaudited Financial Statements

August 14, 2019 (Inception)

Prepared by:



TaxDrop LLC
A New Jersey CPA Group

Financial Statements

Profit Property USA 946 MLK LLC

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 10, 2019

To: Board of Directors of Profit Property USA 946 MLK LLC
        Attn: Zak Laikin

Re: 2019 Financial Statement Review
        Profit Property USA 946 MLK LLC

We have reviewed the accompanying financial statements of Profit Property USA 946 MLK LLC (the "Company"), which comprise the balance sheet as of inception August 14, 2019 and the related statements of income, equity, and cash flows on August 14, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

Profit Property USA 946 MLK LLC
BALANCE SHEET
As of Inception August 14, 2019
(Unaudited)

ASSETS

Current assets:		
Cash and cash equivalents	$	1,500
Total current assets		0
		$
Total Assets		1,500

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current liabilities:		
Accrued expenses	$	0
Total liabilities		0
TOTAL LIABILITIES		0
Members' Capital:		
Member Units (100 units issued, 10,800 authorized as of 8/13/2019)		100
Additional paid0in capital		1,500
Retained earnings		0
Total Members' Capital		1,500
Total Liabilities and Members' Capital	$	1,500

Profit Property USA 946 MLK LLC
STATEMENT OF OPERATIONS
From Inception August 14, 2019 through August 14, 2019
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		0
Sales and marketing		0
Total operating expenses		0
Operating income		0
Net income	$	0

Profit Property USA 946 MLK LLC
STATEMENT OF MEMBERS' EQUITY
From Inception (August 14, 2019) through August 14, 2019
(Unaudited)

	Common Units	Additional Paid-in- Capital	Retained Earnings	Total Members' Capital
Balance as of inception (Aug 13, 2019)	0	$ 0	$ 0	$ 0
Issuance or Member Units	100	1,500	0	1,500
Net income	0	0	0	0
Balance as of Aug 13, 2019	100	$ 1,500	$ 0	$ 1,500

Profit Property USA 946 MLK LLC
STATEMENT OF CASH FLOWS
From Inception August 14, 2019 through August 14, 2019
(Unaudited)

Cash flows from operating activities

Net income	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expenses		0
Net cash used in operating activities		0

Cash flows from investing activities

Purchase of property and equipment		0
Net cash used in investing activities		0

Cash flows from financing activities

Issuance of member units		1,500
Net cash provided by financing activities		0

Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	1,500

Supplemental disclosure of cash flow information

Cash paid for interest	$	0
Cash paid for income taxes		0

Profit Property USA 946 MLK LLC
NOTES TO FINANCIAL STATEMENTS
As of August 14, 2019
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Profit Property USA 946 MLK LLC (which may be referred to as the "Company," "we," "us," or "our"). The Company was formed to operate in the real estate market within the United States. The purpose of the Company is to provide a platform for investors of all income levels to participate in crowdfunding real estate ventures.

The Company incorporated on August 14, 2019 in the State of Indiana. The Company is in the process of establishing a presence in the United States. The Company did not begin operations until 2019.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of August 14, 2019, the Company had negative working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of August 14, 2019, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of August 14, 2019, the Company has $1,500 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of August 14, 2019, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of August 14, 2019, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Issuance of Member Units

There has been a total of 10,800 authorized units. Profit Property USA LLC is the sole purchaser of member units, they have purchased 100 units totaling $1,500 on August 14, 2019. The remaining 10,700 units will be offered to sell in the anticipated crowdfunding offering (See Note 7).

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on August 14, 2019 and is in the process of beginning operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering up to $1,070,000 (the "Crowdfunded Offering") of Membership Interests in the Company at a price of $100 per Membership Interest, for a total of 10,700 Membership Interests for sale.

The Company is attempting to raise a minimum of $1,070,000, which is also the maximum amount of the Crowdfunding Offering. The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% cash commission fee of the proceeds of the Crowdfunding Offering raised and 2% of the securities issued in this offering, which is equivalent to 214 Membership Interests.

Management's Evaluation

Management has evaluated subsequent events through August 28, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Profit Property USA Kensington Chesterfield LLC

August 28, 2019

TaxDrop Inc.
Attn: Alice Cheng, CPA
6 Wycklow Drive
Robbinsville, NJ 08691

Dear Ms. Cheng,

This representation letter is provided in connection with your review of the financial statements of Profit Property USA Kensington Chesterfield LLC, which comprise the balance sheet as of August 13, 2019, and the related statements of income, retained earnings, and cash flows for the short periods then ended and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of August 28, 2019, the following representations made to you during your review.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated August 28, 2019, including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

   a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

   b) Additional information that you have requested from us for the purpose of the review.

   c) Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

   - Management,

   - Employees who have significant roles in internal control, or

   - Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Signature:

_____

Title:

Manager
_____

08/28/2019

EXHIBIT D

Offering Page found on Intermediary's Portal





Company Name	Profit Property 946 MLK
Logo	
Headline	Become a real estate investor & own a piece of an apartment building in Indiana

Cover photo



Hero
Image



Tags   Real Estate, Business

Pitch
text

Own a piece of Profit Property 946 —
institutional-quality real estate assets

For **as little as $100** you can become an equity investor in Profit Property USA 946 MLK LLC ("Profit Property 946") and its interest in the acquisition of multi-family apartments.

Deal Highlights

- Team with a proven track record — our founders and board of advisors draw on a combined 40+ years and over $1 billion of real estate investing experience

- In partnership with nationally recognized real estate development and property management company, Birge & Held, which has acquired over $1 billion worth of real estate since 2014 and was the recipient of MMC Management Company of the Year in 2018.

- The 946 MLK property has 20 units, with a unique mix of floor plans. It consists of small units ideal for single occupants AND large units great for roommate situations.

- Located in Indianapolis on the Campus of Indianapolis-Purdue University, Indianapolis (IUPUI), the 946 MLK property provides walkability, not only to the buildings of IUPUI, but also the incredible perks of living downtown.

- We intend for our investors to be the sole equity investors in this opportunity, which includes voting rights with respect to the Manager.

- Investors in the campaign must be U.S. citizens with a valid U.S. bank account. All investors will be required to submit a W-9 before their investment is finalized.

Investing in real estate has never been this easy and accessible — now anyone can grow wealth

We believe that everyone should have the ability to invest in real estate and build wealth. Profit Property 946 is an entity specially created to enable anyone with a desire to access and invest in private real estate to do just that — the interests of our investors is our number one priority.



Our business is built on a value investing strategy which means buying investment properties for below the market average for similar properties and then improving them through hands-on management by our partner Birge & Held — a nationally recognized real estate development and property management company.

Keep reading to learn more about Profit Property 946

We believe in a future in which everyone owns real estate — start building your nest egg today

 **Real estate is a safer bet.**

Most individuals have been limited to investing in public stocks and bonds, which historically do not perform as well as private real estate deals. In fact, real estate investments have consistently outperformed public markets over the last 20 years and remain a safer bet, even during volatile times. Now, Profit Property 946 is democratizing the real estate investment process and making this once-unattainable asset class available to everyone. We take care of all the diligence work and make it easy for anyone to access top tier assets with a target annualized return of 6-7% including a lump sum payment at exit.



Join our team — We have 40+ years and over $1B+ worth of investing experience



1. 40+ years of experience and $745 million invested

2. B&H owning and operating 10,000 units

3. Your investment is professionally managed

Our team has over 40 years of combined experience and has invested over $1 Billion in multifamily deals like the 946 MLK apartments. Our CEO and team of advisors have institutional real estate backgrounds that allow them access to the best deals in the country. Our partner, Birge & Held now owns and operates approximately 10,000 units with an aggregate value of approximately $1 Billion.

When you invest in Profit Property 946, you are investing with seasoned real estate professionals that lead the company. You can rest assured that your investment will be managed by a team who is trusted and experienced.

How it works and what you're investing in — a limited liability company managed by seasoned partner Birge & Held

Through this offering, you can become an investor in the 946 MLK apartments with just a few clicks. As an investor, you are entitled to your share of the income that the investment property generates and have the opportunity to receive additional funds when the property is sold. We manage the real estate, you sit back and relax.



1. Investment

We are open to all investors -- accredited or not. Minimum investments are as low as $100.

2. Income

We concentrate on high quality of income generating properties with a track record of sustained occupancy.

3. Appreciation

We identify strategically-located properties that generate cash flow and appreciate significantly.

We've identified best in class real estate that meets our strict investment criteria — the goal of our approach is designed to deliver value to investors

 **Generate Income & Value**

Our strategy is value-oriented investment in real estate opportunities that maximize operating performance, free cash flow, and long-term appreciation.

 **Appreciate & Exit**

We invest in properties whose value may increase over time. If we then sell the property, our investors may earn additional profits from the sale as a result of appreciation.

The properties and opportunity —
946 MLK Apartments

Located in bustling Indianapolis, the 946 MLK apartments have the feel of a small community with big amenities including rooftop sky lounge with grilling and wet bar, state of the art fitness center, a billiards room and reserved gated garage parking. The building also features exceptional high-end finishes including granite countertops, transom windows, and industrial style ductwork.



On IUPUI campus
Walkable to campus and all the perks of downtown living

Unique unit mix
Small units ideal for single occupants and large units great for roommate situations

High-end finishes
Despite being a smaller boutique community, unit finishes rival all other downtown new development

Boutique luxury amenities
State of the art fitness centers and reserved gated garage parking

Indianapolis has seen **10% growth** downtown since 2012, over 7,000 jobs added in 2017 and $2.8 billion worth of investments in the pipeline, downtown is easily one of the most sought after submarkets in the United States. The MLK property enjoys walkability to the IUPUI campus and the undeniable perks of living downtown.



PROPERTY DETAILS

Property Address	946 Doctor Martin Luther King Jr St, Indianapolis, IN 46202
Year Built	2017
Number of Units	20 Apartment Units
Acreage	± 0.44 acres
Net Rentable Area	± 17,947 SqFt
Average Unit Size	± 897 SqFt
Number of Buildings	1 Residential Building
Number of Stories	1 Three Story Building
Parking Spaces	26 Total Spaces (10 Two-Car Garages, and (6) Surface spaces)
Foundation	CIP Spread Footings, Block Foundations
Frame	Structural Steel Struts First Floor Wood Construction 2-3
Sub-Floor	Lightweight Concrete
Roofs	TPO, John Manville Insulation, 15 Year Warranty IKO Cambridge Shingles Limited Lifetime Warranty

Exterior	(illegible) Hardi Lap Siding and Hardi Panel Siding
Windows	Vinyl Single Hung, Silverline Unobtrusive Limited Lifetime Warranty
Wiring	Copper
Circuit Breaker Box	Siemens Boxes, Siemens Breakers
Electrical Service	1000A House, 1000A Residential
Plumbing	Supply Lines CPVC (illegible) 2", Pex Piping on Units, Drain Lines 6" PVC, Laterals 4" PVC (illegible)
Storm Water Drainage	12"-24" HDPE Parking Areas, 6" PVC Internal Roof Drains
Balconies	All Units (except ground floor & townhome units) Wood Structure, Waterproof Membrane, Concrete Topping Slab
Heat	Individual Lennox Electric Forced Air Furnace with Heat Pumps
Cooling	Lennox Central Air Conditioning with Heat Pumps
Hot Water	AO Smith Individual Electric Water Heaters
Washer Dryers	All Units have Whirlpool Frigidaire W/D Machines (some stackable some side-by-side)

Elevator	No Elevator
Fire Protection	*(illegible)*
Security Systems	*(illegible)*
Architect	Studio Three Design Indianapolis
General Contractor	*(illegible)* Indianapolis



PROPERTY POLICY INFORMATION

- Application Fee: $50
- Administration Fee: $150
- Security Deposit: $250 - 1 Month's Rent
- Late Fee: $35 on the 3rd and $10 per Additional Day Beginning on the 3rd
- Pet Deposit: $200 per pet (Non-Refundable)
- Pet Fee: $35/mo
- Surface Parking: $80/mo
- Covered Parking: $90/mo
- Garage Parking: $100/mo

PROPERTY DETAILS

UTILITY	BILLING	PROVIDER
Electricity	Paid by Resident	IPL
Gas	N/A	N/A
Water	Paid by Resident*	Citizens
Trash	Paid by Owner	Ray's Trash
Cable	Paid by Owner	Spectrum

* Water is sub metered. Residents pay [illegible] per unit per month (reconciled at the end of tenancy)



PROPERTY AMENITIES

Fitness Center

Community Room

Reserved Garage

Covered Parking

UNIT AMENITIES

High Ceilings

Washer and Dryer Included

Balcony

Dishwasher

Mirrored Closet Doors

Walk-in Closets

Transform Windows

Industrial Style Ductwork

Ceiling Fans

 

 

Floor Plans

3 BED / 2 BATH / TH 1,639 Sqft	3 BED / 2 BATH / TH 1,594 Sqft	3 BED / 2 BATH / TH 1,509 Sqft
3 BED / 2 BATH / TH 1,427 Sqft	1 BED / 1 BATH / TH 749 Sqft	1 BED / 1 BATH / TH 697 Sqft

1 BED / 1 BATH / TH
592 Sqft

IUPUI boasts an enrollment of 29,000 students — 86.5% of the students are in-state residents with only 11% living in college-owned housing.



IUPUI is a thriving university in downtown Indianapolis offering the best of Indiana University and Purdue University on one centrally located campus.

IUPUI GROWTH & OFF CAMPUS HOUSING DEMAND



Indiana's Premier Urban
Public Research University



Only **11%** of Undergraduate
Students live in College-Owned
Housing



29,000
Total Students



Mostly In State Students
86.5% Indiana Residents



Gender Ratios
42% Men and **58%** Women



18:1
Student: Faculty Ratio

The Area — Downtown Indy Upward Velocity



Indianapolis is a vibrant, growing "World Class" city. The city offers businesses a stable, strong economy, a highly educated workforce, and a favorable tax and regulatory environment. Indianapolis offers its residents a low cost of living and high quality of life. City government, private business, and civic leaders are committed to continued growth and improvement, making Indianapolis' future quite bright.

Indianapolis ranks as the third-largest city in the Midwest and the nation's 14th largest. The city's population continues to rise and money continues to flow into the local economy. New development in the downtown pipeline includes more than 60 projects with valued at over $2 billion. This development has given rise to the average rental rates for apartments around the city. The rise in historical average rents in Indy makes the 946 MLK investment an attractive one.



3rd

most cost-effective city
in the nation for business

-KPGM Study



$2.8 Billion

worth of investments in the
pipeline through 2022



350 Acres

of parks, waterways, trails
and other green space



Top 10 Cities

to start a new career

Our promise to you — our investors will always come first



Access to institutional-quality real estate opportunities



Investing in real estate opportunities that meet diversified portfolio goals



Human intelligence tools that validate our processes



Focus on our strict fundamentals, including investing in properties that are well-leased and have other positive attributes



Focus on our strict fundamentals, including investing in properties that are well-leased and have other positive attributes

Profit Property 946 — the beginning of something great



Zak Laikin

Zak has over 10 years of real-estate experience and has been involved in a multitude of transactions in both commercial and residential properties valued at over $1B (asset cost including his family office). Zak is an entrepreneur who has founded and sold several businesses that utilized internet based marketing prior to founding Profit Property USA LLC.

Advisors to CEO

Louis Conforti

Mr Conforti is the Chief Executive Officer of Washington Prime Group (NYSE:WPG). Washington Prime Group Inc. (NYSE: WPG) is a retail REIT and a recognized leader in the ownership, management, acquisition and development of retail properties.





Lacy M Johnson

Mr. Johnson is a partner with the Ice Miller LLP law firm, where he has practiced since January 1993. His primary practice areas focus on public affairs services and he serves as co-chair to the firm's Public Affairs and Gaming Group.

Marty Obst

Marty Obst founded MO Strategies in 2010, an Indianapolis political and business consulting firm. Obst currently serves as Senior Political Advisor to Vice President Mike Pence, as well as Chairman of the Vice President's operation of the Trump-Pence re-election campaign.





Jeffrey D Echt

For over 25 years Jeff has been active as an executive in the institutional real estate market and as a principal in the entrepreneurial real estate arena.

Vincent Donargo

Vincent Donargo was appointed to Executive Vice-President and Chief Financial Officer of Celadon on May 1, 2019. He joined Celadon in November of 2017 as Chief Accounting Officer. He previously served as Executive Vice President and Chief Financial





Larry Paulson

Larry Paulson is Qualcomm's Vice President of Sales for North America and ANZ. In this role he oversees all Qualcomm chipset sales activities with direct customers including but not limited to Google, Microsoft, Facebook, Bose, Commscope, Lenovo among others

Join us.

For as little as **$100, you can now invest in Profit Property 946** and be part of the private real estate investment world



Team

 Zak Laikin | Founder | Zak has over 10 years of real estate experience and has been involved in a multitude of transactions in both commercial and residential properties valued at over $1B (asset cost including his family office).

 Marty Obst | Advisor

 Vincent Donargo | Advisor

 Louis Conforti | Advisor

 Jeffrey D Echt | Advisor

 Larry Paulson | Advisor

 Lacy M. Johnson | Advisor

Perks

FAQ

What are Membership Units / Interests in a Limited Liability Company (LLC)

You can learn more about Membership Units and Interests in a Limited Liability Company here.

EXHIBIT E
Form of Security / Subscription Documents Booklet

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

PROFIT PROPERTY USA 946 MLK LLC

an Indiana limited liability company

SUBSCRIPTION DOCUMENTS BOOKLET

Investor: ______________________________

PROFIT PROPERTY USA 946 MLK LLC
(the "**Company**")

Table of Contents to Subscription Agreement Booklet

UPON DECIDING TO PURCHASE UNITS OF MEMBERSHIP INTERESTS IN THE COMPANY, PLEASE COMPLETE THE DOCUMENTS BELOW USING THE PORTAL MAINTAINED BY THE INTERMEDIARY HOSTING THE OFFERING:

Table of Contents

This document is your application to purchasing an interest in the Company. THE SUBSCRIPTION AGREEMENT MUST BE READ IN ITS ENTIRETY. IT CONTAINS VARIOUS STATEMENTS, REPRESENTATIONS, WARRANTIES, AND COVENANTS.

This document is attached to the Company's Operating Agreement to show your consent and membership to it.

This document is a necessary tax form you must complete so that the Company may make distributions to you.

This document informs the Company of which name Investor's will holder their interest in the Company in.

This provides the Company the ability to affix your signature on to documents as necessary and appropriate with regard to the Company.

This Subscription Documents Booklet will be electronically provided to the Company upon the close of the Offering.

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this "**Agreement**") is entered into by and between Profit Property USA 946 MLK LLC, an Indiana limited liability company (the "**Company**"), and the undersigned purchaser ("**Purchaser**"). This Agreement will be effective upon the Company's execution of this Agreement as of the date set forth above the Company's signature.

In consideration of the representations, warranties, covenants and agreements contained herein, the Company and Purchaser hereby agree as follows:

1) Offering. Purchaser understands that the Company is issuing up to 10,700 units of membership interests in the Company ("**Membership Interests**") at a purchase price of One Hundred Dollars ($100.00) per Membership Interest for a total target offer of One Million Seventy Thousand Dollars ($1,070,000) (the "**Offering**"), all as more particularly described and set forth in the Company's Form C ("**Form C**") published through the OpenDeal Portal LLC dba "Republic" (the "**Intermediary**") portal at https://www.republic co/ (the "**Portal**"). If the Offering is successful, the Company will also issue 214 Membership Interests to the Intermediary as a securities commission for the Offering.

2) Subscription and Sale of Membership Interests. Upon the terms and subject to the conditions set forth in this Agreement, Purchaser hereby subscribes for and agrees to purchase from the Company, and the Company agrees to issue and sell to Purchaser that number of Membership Interests set forth on the signature page of this Agreement at a purchase price of $100.00 per Unit.

3) Acceptance of Subscription. Purchaser understands and acknowledges that (a) the Company has the unconditional right, exercisable in its sole and absolute discretion, to accept or reject this Agreement in whole or in part; (b) subscriptions need not be accepted in the order received; (c) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (d) no subscription will be valid unless and until accepted by the Company; (e) this Agreement will be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (f) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Membership Interests to any person to whom the issuance of the Membership Interests would constitute a violation of any federal or state securities laws.

4) Joinder in Operating Agreement. Purchaser understands and agrees that, upon the execution of this Agreement and the Company's acceptance, Purchaser will join in and become a party to the Company's Operating Agreement, dated as of August 14, 2019 (the "Operating Agreement"), as a Member (as such term is defined therein). Purchaser acknowledges and agrees that he has been provided with a copy of the Operating Agreement, has had the opportunity to consult with counsel regarding the Operating Agreement, fully understands the terms of the Operating Agreement and agrees to be bound thereby. Purchaser will execute a counterpart signature page to the Operating Agreement in the form attached hereto as **Exhibit A**; provided, however, that if Purchaser fails to execute such counterpart, Purchaser agrees that execution of this Agreement will be deemed to constitute execution of a counterpart of the Operating Agreement.

5) Representations, Warranties and Agreements of Purchaser. Purchaser hereby represents and warrants to, and agrees with, the Company as follows:

   a) If Purchaser is an individual: Purchaser has the full right, power and capacity to enter into this Agreement and to perform his or her obligations hereunder and to purchase the Membership Interests. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

b) <u>If Purchaser is not an individual</u>: Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to purchase the Membership Interests. The execution, delivery and performance of this Agreement by Purchaser has been duly authorized by all necessary action on the part of Purchaser and no other proceeding on the part of Purchaser is necessary to authorize the execution and delivery of this Agreement and the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms.

c) Purchaser has been advised that this Agreement and the Membership Interests have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. Purchaser understands that neither this Agreement, nor the Membership Interest may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

d) Purchaser is acquiring the Membership Interests for his, her or its own account, for investment and not with a view to or for resale or distribution thereof, and Purchaser has no present intention of distributing or selling to any other person any of the Membership Interests. Purchaser understands that the Membership Interests have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the *bona fide* nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

e) Purchaser acknowledges and is purchasing the Membership Interest(s) in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

f) Purchaser has been provided access to the Form C and acknowledges that Purchaser has received all the information Purchaser has requested from the Company and the Purchaser considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Purchaser represents that Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Purchaser. In deciding to purchase this instrument, the Purchaser is not relying on the advice or recommendations of the Company or of the Intermediary and the Purchaser has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Purchaser. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

g) Purchaser understands and acknowledges that as a Member, Purchaser will have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make pursuant to the Operating Agreement or as required pursuant to applicable law.

h) Purchaser is aware that the Membership Interests are being purchased in an unregistered offering, that there is no market for resale thereof, and that there are no assurances that a public market will ever exist for the Membership Interest. Therefore, Purchaser may not be able to sell or dispose of the Membership Interests. Purchaser understands that any transfer of the Membership Interests will be governed by federal and state securities laws and that such laws impose strict restrictions on transfer. Purchaser understands that transfer of the Membership Interests will be further restricted under the terms of the Operating Agreement.

i) Purchaser has such knowledge and experience in business and financial matters in general as to be capable of evaluating the Company, its proposed activities, and the risks and merits of an investment in the Membership Interests. Purchaser's investment is not unreasonably large in relation to his, her or its net worth and he, she or it can bear the economic risks of the investment.

j) Purchaser understands that no federal or state agency has made any finding or determination as to the fairness of the Offering, nor any recommendation or endorsement of the Membership Interests.

k) Purchaser understands that, prior to the date of this Agreement, there has been no public market for the Membership Interests and no assurance can be given that an active public market for the Membership Interests will develop.

l) Purchaser understands that an investment in the Membership Interests is speculative and subject to numerous substantial risks, including, without limitation, those "Risk Factors" set forth in the Form C; that the Membership Interests should not be purchased by anyone who cannot afford to bear the economic risk of their investment for an indefinite period or the loss of their entire investment; and that the Membership Interests are suitable only for investors who have no need for liquidity in their investments and who have adequate means of providing for their current needs and contingencies even if their investment in the Membership Interests results in a total loss.

m) Purchaser has received and carefully read the Form C relating to the Offering. Purchaser will rely solely upon the information contained in the Form C and the independent investigations made by Purchaser or Purchaser's advisors. Purchaser will not rely on any oral representations or warranties or any written information other than the Form C and this Agreement in making a decision to acquire the Membership Interests. Purchaser is acquiring the Membership Interests without being furnished any offering literature or prospectus other than the Form C.

n) Purchaser understands that any projections or forward-looking statements that have been provided reflect nothing more than the Company's best estimate of future results based on numerous assumptions. The assumptions necessarily will be affected by the occurrence of events and the existence of conditions not now contemplated by the Company and by other factors, many of which are beyond the control of the Company. Accordingly, Purchaser should not rely upon the accuracy of any such projections or forward-looking statements in making a decision to acquire the Membership Interests.

o) Purchaser acknowledges that he, she or it has been advised to consult with his own attorney regarding legal matters concerning the Company and to consult with his tax advisor regarding the tax consequences of an investment in the Membership Interests and ownership in the Company.

p) Neither this Agreement, nor any of the exhibits, schedules, attachments, written statements, documents, certificates or other items prepared or supplied to the Company by or on behalf of Purchaser pursuant to this Agreement contains, or will contain, as of the date of this Agreement, any untrue statement of material fact or omits, or will omit as of the date of this Agreement, to state a material fact necessary to make each statement contained herein or therein not misleading.

q) Purchaser is a *bona fide* resident of the state set forth as his, her or its address in this Agreement or, if a corporation, partnership, trust or other form of business organization, has its principal office within such state. If Purchaser is a corporation, partnership, trust or other form of business organization which was formed or organized for the specific purpose of acquiring Membership Interests in the Company, all of its beneficial owners are residents of the state set forth as its address in this Agreement.

r) Purchaser represents that Purchaser understands the substantial likelihood that Purchaser will suffer a TOTAL LOSS of all capital invested, and that Purchaser is prepared to bear the risk of such total loss.

6) <u>Representations, Warranties and Agreements of the Company</u>.

a) The Company represents and warrants to Purchaser that the Company is a limited liability company duly organized and validly existing under the laws of the State of Indiana and has all requisite power and authority to own and operate its properties and assets, to carry on its business, to enter into this Agreement and to consummate the transactions contemplated hereby. All acts and other proceedings required to be taken by the Company to authorize the execution, delivery and performance of this Agreement and the Operating Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken.

b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Purchaser, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or manager; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization and offering of the Membership Interests as described in Sections 1 and C and the Form C.

e) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the State of Indiana.

7) <u>Transfer Restrictions</u>.

    a) Purchaser hereby agrees Purchaser may not, without the prior written consent of the Manager of the Company: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Membership Interests; or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Membership Interests or other securities, in cash, or otherwise.

    b) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Membership Interests. Purchaser agrees that the Manager of the Company may require a legend be place on all certificates representing all of Purchasers Membership Interests to give notice and effect to Purchasers representations, warranties, and covenants in this Agreement.

    c) Without in any way limiting the representations, warranties, or covenants set forth in this Agreement, Purchaser further agrees not to make any disposition of all or any portion of this Agreement or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations, warranties, and covenants set out in this Agreement and:

        i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

        ii) Purchaser will have notified the Company of the proposed disposition and will have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, Purchaser will have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

    d) Purchaser agrees that it will not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

    e) Purchaser understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Agreement and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's Operating Agreement, any other agreement between Purchaser and the Company or any agreement between Purchaser and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT, NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION

THEREFROM.

8) <u>Confidential Information</u>. Purchaser acknowledges the confidential nature of this Agreement and the transactions contemplated by this Agreement. Except as otherwise provided by law, Purchaser agrees to hold in confidence all financial information and other confidential data and information acquired from the Company, and will not use or divulge to third parties any such data or information. No party hereto will make any announcement or otherwise disclose any information concerning the transactions contemplated by this Agreement to any other person (other than the Company's employees and professional advisors on a need-to-know basis) without the consent of the other party. This Paragraph 7 will survive the termination of this Agreement for any reason.

9) <u>Indemnification</u>. Purchaser understands the meaning and legal consequences of the representations, warranties, agreements, covenants, and confirmations set out above and agrees that the subscription made hereby may be accepted in reliance thereon. Purchaser agrees to indemnify and hold harmless the Company (including for this purpose each of the Company's members, affiliates, partners, managers, officers and employees, and each person who controls the Company and each of such entities within the meaning of Section 20 of the Securities Exchange Act of 1934, as amended) from and against any and all loss, damage, liability, or expense, including reasonable costs and attorneys' fees and disbursements, which the Company may incur by reason of, or in connection with, the breach of any representation or warranty made by Purchaser herein.

10) <u>Binding Effect</u>. This Agreement will be binding upon and inure to the benefit of the parties and their heirs, successors, legal representatives and assigns. If Purchaser is more than one person, the obligations of Purchaser hereunder will be joint and several and the agreements, representations and warranties herein will be deemed to be made by and be binding upon each such person and his or her heirs, executors, administrators, successors, legal representatives and permitted assigns.

11) <u>Severability</u>. If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement, or remaining portion thereof, will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

12) <u>Governing Law</u>. This Agreement will in all respects be interpreted, construed and governed by and in accordance with the laws of the State of Indiana without regard to any conflicts of laws principles.

13) <u>Judicial Proceedings</u>. In any judicial proceeding involving any dispute, controversy or claim arising out of or relating to this Agreement or the Company and its operations, Purchaser unconditionally accepts the exclusive jurisdiction and venue of any appropriate state court of record in Marion County, Indiana or in the United States District Court for the Southern District of Indiana, Indianapolis Division, and the appellate courts to which orders and judgments thereof may be appealed. In any such judicial proceeding, Purchaser agrees that in addition to any method for the service of process permitted or required by such courts, to the fullest extent permitted by law, service of process may be made by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service. PURCHASER HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR RELATING TO THE COMPANY

OR ITS OPERATIONS.

14) Notice. All notices and other communications given or made pursuant to this Agreement will be in writing (including by means of email to the email address provided by a Purchaser) and will be deemed to have been duly given on the date delivered, if delivered by email or personally, or if sent by mail on the second business day after being mailed by registered or certified mail (postage prepaid, return receipt requested), in each case, to the parties at the addresses shown opposite his, her or its signature to this Agreement, or on the date sent and confirmed by electronic transmission to the telecopier number specified opposite such signatures (or at such other address or telecopier number for a party as will be specified by notice given in accordance with this paragraph).

15) No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising any right, power or remedy under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right, power or remedy under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights provided in this Agreement are cumulative and are not exclusive of any rights provided in equity or by law.

16) Entire Agreement; Amendments. This Agreement is the entire agreement, and supersedes all prior agreements and understandings, written and oral, between the parties hereto with respect to the subject matter hereof; provided, however, in the event of any conflicts between the provisions of this Agreement and the Operating Agreement, the terms of the Operating Agreement will control. FOR THAT REASON, THE COMPANY URGES PURCHASER TO READ THE OPERATING AGREEMENT AND TO CONSULT WITH HIS ATTORNEY AND ADVISORS REGARDING ITS TERMS BEFORE EXECUTING THIS AGREEMENT. This Agreement may be modified or amended only by a writing signed by each party to this Agreement. No waiver of any term or provision of this Agreement will be effective unless in writing and signed by the party waiving such term or provision.

17) Counterparts. This Agreement may be executed in the original, by facsimile or by any generally accepted electronic means (including transmission of a pdf file containing an executed signature page) in any number of counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument. This Agreement may be delivered by one or both parties by facsimile or electronic transmission with the same effect as if delivered personally.

18) Assignability. Purchaser may not assign or transfer this Agreement or any of its rights or obligations hereunder without the prior written consent of the Company. This Agreement is freely assignable by the Company.

19) Further Assurances. Each party hereto will use all reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws to consummate and make effective the transactions contemplated hereby.

20) Payment of Expenses. Whether or not the transactions contemplated by this Agreement are consummated, each party hereto will pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

21) Survival. The representations, warranties, covenants and agreements of the parties contained in this Agreement will survive the consummation of the transactions contemplated by this Agreement.

22) Joint Drafting. Each party acknowledges and agrees that this Agreement will be deemed to have been jointly prepared by the parties and their respective legal counsel and will not be strictly construed against any party.

23) <u>Advisors Consulted</u>.   Each party hereby acknowledges and agrees that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement and (c) has consulted with such advisors as he, she or it has deemed appropriate in connection with his, her or its respective execution of the Agreement.

<u>Registration Instructions</u>.   Purchaser will complete the Election of Payment Form attached hereto as **Exhibit B**, W-9 attached hereto as **Exhibit C** and Registration Instructions attached hereto as **Exhibit D**.

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Signatures appear on following page]

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth above.

NUMBER OF MEMBERSHIP INTERESTS: ___

AGGREGATE PURCHASE PRICE:

$____________________________________
($100 per 1 Membership Interest)

Purchaser Information:

Name:	______________________________
Address:	______________________________
	______________________________
Telephone #:	______________________________
E-mail address:	______________________________
Tax Identification or SSN #	______________________________

Purchaser's Signature:

By:
Name:
Date:
[ ] Check Box if Entity
[ ] Check Box if Co-Purchaser
By Co-Purchaser:
Name Co-Purchaser:

This Subscription Agreement is accepted as of _____.

PROFIT PROPERTY USA 946 MLK LLC

By: Profit Property USA LLC

By:_____
       Zak Laikin, Manager

Address: 4471 Dean Martin Drive, Suite 2205
             Las Vegas, Nevada 89103

<u>EXHIBIT A</u> – **SIGNATURE PAGE TO OPERATING AGREEMENT**

[Attached]

COUNTERPART SIGNATURE PAGE
TO
OPERATING AGREEMENT

Reference is made to the Operating Agreement of the Company, dated as of June 10, 2019 (as may be amended from time to time, the "Operating Agreement"), by and among the Members of Profit Property USA 946 MLK LLC (the "Company").

The undersigned hereby executes this counterpart signature page to the Operating Agreement and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement.

The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement.

By:
Name:
Date:
[ ] Check Box if Entity
[ ] Check Box if Co-Purchaser
By Co-Purchaser:
Name Co-Purchaser:

EXHIBIT B – SUBSTITUTE FORM W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Purchaser has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Purchaser   Co-Purchaser (if Applicable)

_____   _____
Signature: Signature:

_____   _____
Print Name: Print Name:

_____   _____
Social Security or Tax Identification Number   Social Security or Tax Identification Number

EXHIBIT C – REGISTRATION INSTRUCTIONS

Please print or type below the exact way in which the Purchaser desires the Certificates to be registered. Use multiple sheets if necessary.

NAME:_____

Additional Name if Tenant in Common or Joint Tenants:_____

Mailing Address: _____

Social Security Number or other Taxpayer Identification Number: _____

Number   of   Membership   Interests   to   be   registered   in   above   name(s): _____

Legal form of ownership: (select one)

__	Individual	__	Joint Tenants w/ Rights of Survivorship
__	Tenants in Common	__	Other: _____

EXHIBIT D – POWER OF ATTORNEY

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, Profit Property USA 946 MLK LLC, his, her or its true and lawful attorney-in-fact for him, her or it and in such Member's name, place and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business. Each Member will execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member will be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and will not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; provided that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member will survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement will govern except to the extent such document specifically amends the Operating Agreement.

Executed on Date_____,

By:
Name:
 [ ] Check Box if Entity
[ ] Check Box if Co-Purchaser
By Co-Purchaser:
Name Co-Purchaser:

EXHIBIT F

Video Transcript

Speaker 1:
Profit Property 946, a real estate investment fit for the 1%. But you're not part of the 1% are you? No. You're a red-blooded American with grand ambitions in search of financial freedom. Investing in private real estate has always been of interest to you, but out of reach. Until now.

Speaker 1:
Enter Zak Laikin. Zak is the CEO of Profit Property 646. Zak admittedly grew up with a golden spoon in his mouth, but recognized this problem early on and has vowed to do something about it. Profit Property 946 was specially created to enable anyone with a desire to invest in real estate, to do just that, making real estate investing as easy as shopping online.

Speaker 1:
Meet Zak's team of advisors. They may look uptight, but together they have over $1 billion of real estate investing experience.

Zak Laikin:
We've partnered with seasoned Birge & Held as the real estate manager.

Speaker 1:
Investing in real estate has never been this easy. While you're at the beach sipping your mojito ...

Zak Laikin:
We'll be hard at work.

Speaker 1:
Profit Property 946, a new way to invest in real estate.

EXHIBIT G

Operating Agreement of Company

OPERATING AGREEMENT

(Profit Property USA 946 MLK LLC)

This Operating Agreement ("**Operating Agreement**") is entered into effective as of August 14, 2019 ("**Effective Date**"), by and among Profit Property USA 946 MLK LLC, an Indiana limited liability company formerly known as Profit Property USA Kensington Chesterfield LLC ("**Company**"), Profit Property USA LLC, an Indiana limited liability company, is appointed as Manager of the Company, pursuant to Article V ("**Sponsor**" or "**Manager**"), and the parties who subscribe to ownership interests in the Company and Manager admits as members of the Company **("Investor Members**"). Sponsor and the Investor Members are sometimes referred to collectively as "**Members**".

Background

A. Company was organized as a limited liability company under the Indiana Business Flexibility Act, as amended (Indiana Code Sections 23-18-1-1 et seq.) (the "**Act**").

B. Manager acquired its membership interest when the Company was formed through the investment of cash. Some or all of the Investor Members will acquire their interests in the Company through an offering exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933 ("**Reg. CF**"), such offering to be hosted by OpenDeal Portal LLC dba Republic through the web-portal https://republic.co (the "**Portal**").

C. The Members own all of the limited liability company ownership interests in the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Operating Agreement, which they intend to be the operating agreement of the Company.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Operating Agreement and other good and valuable consideration, and intending to be legally bound hereby, the undersigned parties hereby agree as follows:

ARTICLE I

FORMATION OF LIMITED LIABILITY COMPANY

1.1. Formation and Continuation of Limited Liability Company. The Manager formed the Company on August 14, 2019 in accordance with and pursuant to the Act for the purpose set for the below. The rights and obligations of each Member to other Members and to third parties are governed by the Act. Any conflicts between this Operating Agreement and the Act will be resolved in favor of the provisions in this Operating Agreement, except if the provisions of the Act may not be varied by contract as a matter of law.

1.2. Name. The name of the Company is "Profit Property USA 946 MLK LLC" and all of its business will be conducted under that name or such other name(s) as may be designated by the Manager.

1.3. Offices. The Company's principal office will initially be located at 4471 Dean Martin Drive Suite 2205, Las Vegas, Nevada 89103. The registered office of the Company will be the office of the registered agent named in the Articles of Formation (the "**Articles**"), as filed with the Indiana Secretary of State, or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Act. The registered agent for service of process on the

Company in the State of Indiana will be the registered agent named in the Articles or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Act.

1.4. Purpose. The purpose of the Company will be to invest capital constituting a controlling interest in BH MLK, LLC, an Indiana limited liability company ("**BH MLK**"), to enable its wholly-owned subsidiary, New MLK, LLC, an Indiana limited liability company ("**New MLK**"), to acquire, renovate as needed, and operate a multi-family housing development named 946 MLK in Indianapolis, Indiana (the "**Property**"). Pursuant to the BH MLK operating agreement, BH Manager LLC ("**BH Manager**") will act as the manager of BH MLK. The Company, as the controlling member of BH MLK, has certain control rights, including the right to replace BH Manager as the manager of BH MLK. For purposes of this Operating Agreement, BH MLK, BH Manager, and New MLK may be referred to individually as a **Property Company** or collectively as the "**Property Companies**") In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable in connection with any lawful business activities for which limited liability companies may be organized and operated under the Act.

1.5. Duration. The existence of the Company will continue in perpetuity, unless the Company is dissolved in accordance with Article IX or the Act.

1.6. Fiscal Year. The fiscal and taxable year of the Company will be the calendar year, or such other period as the Manager determines.


ARTICLE II

CONTRIBUTIONS AND LOANS


2.1. Initial Contributions. Sponsor has contributed $1,500 to the capital of the Company in the form of cash in exchange for 100 units of Membership Interests (as defined in <u>Article III</u>). Each Investor Member may make a capital contribution to the Company pursuant to the Form C filed under Reg. CF during the crowdfunding offering hosted on the Portal for up to $1,070,000 worth of Membership Interests (the "**Offering**") at a price of $100 per Membership Interest. The Portal may also become an Investor Member with up to $21,400 worth of Membership Interests (214 Membership Interests) earned as a commission for the Offering, which shall be treated as a capital contribution pursuant to this Operating Agreement. Collectively, the foregoing capital contributions of Sponsor and the Investor Members (including the Portal) are referred to as "**Capital Contributions**."

2.2. Other Required Contributions. Absent approval by all of the Members, no Member will have the obligation or the right to contribute any capital to the Company beyond the Capital Contributions described in Section 2.1.   Without limitation, no such Member will, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. Loans.

2.3.1. In General.   Sponsor or its affiliates, may, but will not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to Section 2.3.1 ("**Member Loans**") will bear interest at the higher of: (i) 10% per year; or (ii) the minimum rate necessary to avoid "imputed interest" under Section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"). Such loans will be payable on demand and evidenced by one or more promissory notes.

        2.3.2. Repayment of Loans. After payment of: (i) current and past-due debt service on liabilities of the Company other than Member Loans; and (ii) all operating expenses of the Company, the Company will pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article IV. The Company will repay such loans *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. Other Provisions on Capital Contributions. Except as otherwise provided in this Operating Agreement or by law:

        2.4.1. No Member will be required to contribute any additional capital to the Company;

        2.4.2. No Member may withdraw any part of his capital from the Company or have the right to have his capital redeemed;

        2.4.3. No Member will be required to make any loans to the Company;

        2.4.4. Loans or services by a Member to the Company will not be considered a contribution of capital, will not increase the capital account of the lending Member, and will not result in the adjustment of the number of Membership Interests owned by a Member, and the repayment of such loans by the Company will not decrease the capital accounts of the Members making the loans;

        2.4.5. No interest will be paid on any initial or additional capital contributed to the Company by any Member;

        2.4.6. No capital contributions may be made other than in cash and the Company will not be obligated to recognize as a Capital Contribution any transfer to the Company of property other than cash;

        2.4.7.   Under any circumstance requiring a return of all or any portion of a Capital Contribution, no Member will have the right to receive property other than cash;

        2.4.8. No Member will be liable to any other Member for the return of his or its capital; and

        2.4.9. Each Member specifically waives any preemptive rights *provided* such waiver shall not apply to the Sponsor.

2.5. No Third-Party Beneficiaries. Any obligation or right of the Members to contribute capital under the terms of this Operating Agreement does not confer any rights or benefits to or upon any person who is not a party to this Operating Agreement.

2.6. No Member Responsible for Other Member's Commitment. If any Member (or any of such Member's shareholders, partners, members, owners, or Affiliates) has incurred any indebtedness or obligation prior to the date of this Operating Agreement that relates to or otherwise affects the Company, neither the Company, nor any other Member will have any liability or responsibility for or with respect to such indebtedness or obligation unless such indebtedness or obligation is assumed by the Company pursuant to a written instrument signed by the Manager.

ARTICLE III

MEMBERSHIP INTERESTS; CAPITAL ACCOUNTS

3.1. Membership Interests. The limited liability company interests of the Company will consist of "**Membership Interests**."   Initially, the Membership Interest of each Member will be equal to a percentage, such percentage being the quotient of (A) the Capital Contribution of such Member divided by (B) the aggregate Capital Contributions of all of the Members.   The Manager may adjust the Membership Interests of the Members to: (i) to reflect the addition of additional Investor Members; (ii) to reflect the subtraction of subtracted Investor Members; or (ii) otherwise to carry out the purposes of this Operating Agreement.   The Manager may not, however, adjust the Membership Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2. Capital Accounts. Manager will establish and maintain a capital account for each Member. Each Member's capital account will initially be credited with the amount of such Member's Capital Contribution.   Thereafter, the capital account of a Member will be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in Section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members will be adjusted and maintained in accordance with Section 704 of the Code and the regulations thereunder.

ARTICLE IV

DISTRIBUTIONS AND ALLOCATIONS

4.1. Distributions.

      4.1.1. In General. Within ninety (90) days after the end of each calendar year, or at such other more frequent intervals as the Manager will determine, the Company will distribute its Available Cash (as defined below) as determined by the Manager.

      4.1.2. Distributions Among Investor Members. Any distributions made to Members as a group pursuant to Section 4.1.1 will be made among the Investor Members in accordance with their respective Membership Interests.

      4.1.3. Available Cash. For purposes of this Section 4.1, **"Available Cash"** means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

      4.1.4. Distributions to Pay Personal Tax Liabilities. In the event that the Company recognizes net gain or income for any taxable year, the Company will, taking into account its financial condition, including Available Cash, and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, **multiplied** by the highest marginal tax rate for individuals then in effect under Section 1 of the

4

Code **plus** the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this Section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to Section 4.1, then subsequent distributions will be adjusted accordingly.

4.1.5. Tax Withholding. To the extent the Company is required to pay over any amount to any Federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld will be deemed to be a distribution in the amount of the withholding to that Member.   If the amount paid over was not withheld from an actual distribution, then: (i) the Company will be entitled to withhold such amounts from subsequent distributions; and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member will, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6. Assets Distributed in Kind. If the Company distributes non-cash assets to the Members, including, but not limited to, promissory notes, each Member will receive a *pro rata* share of such non-cash assets.

4.1.7. Manner of Distribution. If possible, distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a reasonable processing fee.

4.1.8. Other Rules Governing Distributions. No distribution prohibited by the Act or not specifically authorized under this Operating Agreement will be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by the Act will be liable as provided therein.

4.2. Allocations of Profits and Losses.

4.2.1. General Rule: Allocations Follow Cash. The Company will seek to allocate its income, gains, losses, deductions, and expenses ("**Tax Items**") in a manner so that: (i) such allocations have "substantial economic effect" as defined in Section 704(b) of the Code and the regulations issued thereunder (the "**Regulations**") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Operating Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager will use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager will be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. Losses and Income Attributable to Member Loans. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), will be allocated to the Member(s) making such loan.

4.2.3. Allocations Relating to Taxable Issuance of Interest. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "**Issuance Items**") will be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Operating Agreement to each Member, will be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. Section 754 Election. The Company may, but will not be required to, make an election under Section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. Pre-Distribution Adjustment.   In the event property of the Company is distributed to one or more the Members in kind, there will be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "**Pre-Distribution Adjustment**."

ARTICLE V

MANAGEMENT

5.1. Management by Manager.

5.1.1. In General. Except for situations in which the approval of the Members is required by the Articles, this Operating Agreement, or by non-waivable provisions of the Act: (i) the powers of the Company will be exercised by or under the authority of a single Manager (the "**Manager**"); and (ii) the Manager may make all decisions and take all actions for the Company not otherwise provided for in this Operating Agreement, including directing, managing and controlling the business and affairs of the Company. The Manager need not be a Member. As specified in the recitals, the Sponsor will serve as the initial Manager of the Company.

5.1.2. Powers of Manager. The Manager will have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. Examples of Manager's Authority. Without limiting the grant of authority set forth in Section 5.1.2, the Manager will have the power to: (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including, but not limited to, the Company's interest in a Property Company or the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company; and (xiii) dissolve the Company.

5.2. Resignation. A Manager may resign at any time by giving written notice to all of the Members. The successor Manager will be appointed by the Sponsor. The resignation of a Manager will take effect upon receipt of notice thereof or at such later time as will be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation will not be necessary to make it effective. The resignation of a Manager will not affect his rights as a Member and will not constitute a withdrawal of a Member. Upon the resignation of the Manager, the majority of Membership Interests will appoint a new Manager.

5.3. Liability. The Manager will not be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any Member, agent, or employee of the Company. The Manager will not be liable for any action taken as the manager, or any failure to take any action, unless the Manager breached or failed to perform the Manager's duties and the breach or failure to perform constitutes willful misconduct.

5.4. Standard of Care. The Manager will conduct the Company's business in good faith, in a manner the Manager reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent party in a like position would use under similar circumstances using its business judgment. In performing the Manager's duties, the Manager will be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(i)   One or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

(ii)   Any attorney, public accountant, or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence; or

(iii)   A committee upon which the Manager does not serve, duly designated in accordance with a provision of the Articles or this Operating Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit confidence.

5.5. Agent of Company. Except to the extent provided in the Articles, the Manager is an agent of the Company for the purpose of apparently carrying on in the usual way the business of the Company, and the act of the Manager, including the execution in the Company name of any instrument for apparently carrying on in the usual way the business of the Company, binds the Company, unless such act is in contravention of the Articles or this Operating Agreement or unless the Manager so acting otherwise lacks the authority to act for the Company, and the person with whom the Manager is dealing has knowledge of the fact that the Manager has no such authority.

5.6. Restrictions on Members. Except as expressly provided otherwise in this Operating Agreement, Members who are not also the Manager will not be entitled to participate in the management or control of the Company, nor will any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company will have any power or authority to bind the Company in any way, to pledge its credit or to render it liable in a pecuniary manner for any purpose. No Member will have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.7. Officers. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer will not in itself create delegation of authority or contract rights.

5.8. Time Commitment. The Manager will devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.9. Compensation of Manager and its Affiliates. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services will be: (i) fair to the Company; (ii) comparable to the compensation that would be paid to unrelated parties; and (iii) disclosed to all of the Members.


ARTICLE VI

OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY


6.1. Other Businesses. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members will have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. Exculpation and Indemnification.

    6.2.1. Exculpation.

        (a) Covered Persons. As used in this Section 6.2, the term "**Covered Person**" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

        (b) Standard of Care. No Covered Person will be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

        (c) Good Faith Reliance. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence will in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. Liabilities and Duties of Covered Persons.

    (a) Limitation of Liability. This Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Operating Agreement. The provisions of this Operating Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

    (b) Duties. Whenever a Covered Person is permitted or required to make a decision, the Covered Person will be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and will have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Operating Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person will act under such express standard and will not be subject to any other or different standard imposed by this Operating Agreement or any other applicable law. In accordance with and to the extent permitted by the Act, the provisions of this Operating Agreement completely replace, eliminate, and otherwise supplant those duties (including fiduciary duties) and liabilities that a Covered Person may otherwise have. Each Covered Person may rely on this Operating Agreement to determine what duties such Covered Person may have to the Company, any Members, or any person who is a party to or bound by this Operating Agreement (or who by operation of law may have certain benefits of a Member) and a Covered Person's compliance with those duties and, to the fullest extent permitted by applicable law, a Covered Person will not be liable to the Company, the Members, or other person who is a party to or bound by this Operating Agreement (or who by operation of law may have certain benefits of a Member) for its good faith reliance on the provisions of this Operating Agreement.

6.2.3. Indemnification.

    (a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company will indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that: (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, will not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement.** The Company will promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section, then such Covered Person will promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity.** The indemnification provided by this section will not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section will continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section and will inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance will not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person will, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation.** Any indemnification by the Company pursuant to this section will be provided out of and to the extent of Company assets only, and no Member will have personal liability on account thereof or will be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) Savings Clause. If this section or any portion hereof will be invalidated on any ground by any court of competent jurisdiction, then the Company will nevertheless indemnify and hold harmless each Covered Person pursuant to this section to the fullest extent permitted by any applicable portion of this section that will not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. Amendment. The provisions of this Section 6.2 will be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal will apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. Survival. The provisions of this Section 6.2 will survive the dissolution, liquidation, winding up, and/or termination of the Company.

6.3. Confidentiality. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member will divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to: (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; or (iii) the identity of the Company's Members, customers, or suppliers. The foregoing will not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

ARTICLE VII

BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS

7.1. Bank Accounts. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts will be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account will not be commingled with the funds of any Member.

7.2. Books and Records of Account. The Company will keep at its principal offices books and records of account of the Company which will reflect a full and accurate record of each transaction of the Company.

7.3. Annual Financial Statements and Reports. Within a reasonable period after the close of each fiscal year, the Company will furnish to each Member with respect to such fiscal year: (i) a statement showing in reasonable detail the computation of the amount distributed under Section 4.1; (ii) a balance sheet of the Company; (iii) a statement of income and expenses; and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4. Reports Required by Law. If the Company has engaged in an offering exempt from registration under Section 4(a)(6) of the Securities Act of 1933, then the Company will provide all Investor Members (not just those who acquired their Membership Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by Section 7.3.

7.5. Right of Inspection.

7.5.1. In General. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure will be followed: (i) such Member will notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager will respond to the request by either providing the information requested or scheduling a date (not more than ninety (90) days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records will be at the sole cost and expense of the requesting Member; and (iv) the requesting Member will reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2. *Bona Fide* Purpose. The Manager will not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a bona fide purpose.

7.5.3. Representative. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. Restrictions. The following restrictions will apply to any request for information or to inspect the books and records of the Company:

(a) No Member will have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member will have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records will be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6. Tax Matters.

7.6.1. Designation. The Manager will be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("**BBA**")) (the "**Tax Matters Partner**") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "**Company Representative**") as provided in Code Section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative will be an expense of the Company.

7.6.2. Examinations and Audits. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company will be binding upon such Partners and that such Member will not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative will have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. Elections and Procedures. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"), the Company Representative, in its sole discretion, will have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company will furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner will take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

7.6.4. Tax Returns and Tax Deficiencies. Each Member agrees that such Member will not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. Tax Returns. The Manager will cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

ARTICLE VIII

TRANSFERS OF PERCENTAGE INTERESTS

8.1. Voluntary Transfers.

      8.1.1. Generally. No Investor Member will sell, transfer, assign or encumber all or any portion of his or its Membership Interests, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Membership Interests, the Manager may impose reasonable conditions including but not limited to: (i) the transferee will execute a counterpart of this Operating Agreement; (ii) the transferor will provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee will together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

      8.1.2. Prohibited Transfers. No transfer of Membership Interests will be permitted if, in the judgment of the Manager, such transfer would: (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code; (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company; or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under Section 708 of the Code.

      8.1.3. First Right of Refusal.

        (a) In General. In the event an Investor Member (the "**Selling Member**") receives an offer from a third party to acquire all or a portion of his, her, or its Membership Interest (the "**Transfer Interest**"), then he, she, or it will notify the Sponsor, specifying the Membership Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "**Sales Notice**"). Within thirty (30) days after receipt of the Sales Notice the Sponsor will notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

        (b) Special Rules. The following rules will apply for purposes of this Section:

          (1) If the Sponsor elects not to purchase the Transfer Interest or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to Section 8.1.1.

          (2) If the Sponsor elects to purchase the Transfer Interest, it will do so within thirty (30) days.

          (3) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment

obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser will be treated as a new offer and will again be subject to this section.

(4) If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election will have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor will have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor will have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a nonbinding letter of intent, neither will be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. Admission of Transferee. Any permitted transferee of Membership Interests will be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. Exempt Transfers. The following transactions will be exempt from the provisions of Section 8.1 *provided* upon the Manager's request, the transferee will execute a counterpart of this Operating Agreement:

(a) A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation): (i) will remain subject to this Operating Agreement, (ii) the transferee will, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee will be bound by all of the terms and conditions of this Operating Agreement, and (iii) the transferred Membership Interests will not thereafter be transferred further in reliance on Section 8.1.5(a).

8.1.6. Application to Certain Entities. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in Section 8.1 will apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "**Special Purpose Entity**" means: (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company; and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. Other Transfers Void. Transfers in contravention of this section will be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. Death, Insolvency, Etc. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, will give the Company or any Member the right to purchase such Member's Membership Interests, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Membership Interests to the Company or any other Member. Instead, such Member or his heirs, assigns, successors, or legal representatives will remain a Member subject to the terms and conditions of this Operating Agreement.

8.3. Incorporation. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member will cooperate in transferring the business to a newly-formed corporation and will execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Operating Agreement. In such event each Member will receive stock in the newly-formed corporation equivalent to his or its Membership Interests.

8.4. Drag-Along Right. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member will execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and will otherwise cooperate with the Manager. The following rules will apply to any such sale or other disposition: (i) each Investor Member will represent that he, she, or it owns his or its Membership Interests free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but will not be required to make any other representations or warranties; (ii) each Investor Member will grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member will receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5. Waiver of Appraisal Rights. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to the Act or otherwise, as well as any "dissenter's rights."

8.6. Withdrawal. An Investor Member may withdraw from the Company by giving at least ninety (90) day's notice to the Manager. The withdrawing Investor Member will be entitled to no distributions or payments from Company on account of his withdrawal, nor will he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Membership Interests pursuant to: (i) a transfer permitted under Section 8.1; or (ii) an involuntary transfer by operation of law, will not be treated as thereby withdrawing from Company.


ARTICLE IX

DISSOLUTION AND LIQUIDATION


9.1. Dissolution. The Company will be dissolved only upon: (i) the determination of the Manager to dissolve; or (ii) the entry of a judicial decree of dissolution. Dissolution will be effective on the date designated by the Manager, but the Company will not terminate until liquidation of the Company has been completed in accordance with the provisions of Section 9.2.

9.2. Liquidation.

      9.2.1. Generally. If the Company is dissolved, the Company's assets will be liquidated, and no further business will be conducted by the Company except for such action as will be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article IX. Upon such dissolution, the Manager will have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

      9.2.2. Distribution of Assets. After liquidation of the Company, the assets of the Company will be distributed as set forth in Article IV.

      9.2.3. Distributions In Kind. The assets of the Company will be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation will be made in an orderly manner so as to avoid undue losses attendant upon liquidation. If in the Manager's opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, then assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

      9.2.4. Statement of Account. Each Member will be furnished with a statement prepared by the Company's accountants, which will set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

ARTICLE X

POWER OF ATTORNEY

10.1. In General. The Manager will at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Operating Agreement and which may include, by way of illustration but not by limitation, the following:

      10.1.1. This Operating Agreement and any amendment of this Operating Agreement authorized under Section 11.1;

      10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager will deem it advisable to file;

      10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

      10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Operating Agreement and carry out fully its provisions.

10.2. Terms of Power of Attorney. The special and limited power of attorney of the Manager: (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, will survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by and through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) will survive an assignment by an Investor Member of all or any portion of his, her or its Membership Interest except that, where the assignee of the Membership Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney will survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. Notice to Investor Members. The Manager will promptly furnish to each Investor Member a copy of any amendment to this Operating Agreement executed by the Manager pursuant to a power of attorney from such Investor Member.

ARTICLE XI

MISCELLANEOUS

11.1. Amendments.

11.1.1. Amendments by Manager. The Manager may amend this Operating Agreement without the consent of the Investor Members, including, without limitation, to: (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2. Limitation. Notwithstanding Section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would: (i) amend this Section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions *vis-à-vis* the Investor Members than is currently provided in Article IV.

11.2. Waivers. No delay in the exercise of any right will be deemed a waiver thereof, nor will the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3. Assignment by Sponsor. Sponsor may assign its Membership Interest and its interest in this Operating Agreement to any other entity controlled by or under common control with Sponsor.

11.4. Notices. Any notice or document required or permitted to be given under this Operating Agreement may be given by a party or by its legal counsel and will be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5. Electronic Delivery. Each Member hereby agrees that all communications with the Company, including all tax forms, will be by electronic delivery.

11.6. Governing Law. This Operating Agreement will be governed by the internal laws of the State of Indiana without giving effect to the principles of conflicts of laws. Each Member hereby: (i) consents to the personal jurisdiction of the state or the Federal courts located in Marion County, Indiana; (ii) agrees that all disputes arising from this Operating Agreement will be prosecuted in such courts; (iii) agrees that any such court will have *in personam* jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail by any means authorized by Indiana law, and (v) if such Member is not otherwise subject to service of process in Indiana, agrees to appoint and maintain an agent in Indiana to accept service, and to notify the Company of the name and address of such agent.

11.7. Waiver of Jury Trial. Each Member acknowledges and agrees that any controversy that may arise under this Operating Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Operating Agreement.

11.8. Signature in Counterparts. This Operating Agreement may be signed in counterparts, each of which will be deemed to be a fully-executed original.

11.9. Signature by Facsimile or Email. An original signature transmitted by facsimile or email will be deemed to be original for purposes of this Operating Agreement.

11.10. No Third-Party Beneficiaries. Except as otherwise specifically provided in this Operating Agreement, this Operating Agreement is made for the sole benefit of the parties. No other persons will have any rights or remedies by reason of this Operating Agreement against any of the parties or will be considered to be third party beneficiaries of this Operating Agreement in any way.

11.11. Binding Effect. This Operating Agreement will inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and will be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12. Titles and Captions. All article, section and paragraph titles and captions contained in this Operating Agreement are for convenience only and are not deemed a part of the context hereof.

11.13. Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14. Execution by Investor Members. It is anticipated that this Operating Agreement will be executed by Investor Members through the execution of a separate Investment Operating Agreement.

11.15. Days. Any period of days mandated under this Operating Agreement will be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday will be considered timely if paid, given, or performed on the next succeeding business day.

11.16. Entire Agreement. This Operating Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Operating Agreement effective as of the Effective Date on the date set forth below.

PROFIT PROPERTY USA 946 MLK LLC

By: PROFIT PROPERTY USA LLC, Manager

By: /s/ Zak Laikin, Manager

Date: November 20, 2019

SUMMARY OF THE OPERATING AGREEMENT

OF PROFIT PROPERTY USA 946 MLK LLC

Overview

The following summarizes some of the most important provisions of the Company's Operating Agreement, or "Agreement." This summary is qualified in its entirety by the actual Operating Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Indiana pursuant to the Indiana Business Flexibility Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners. In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may: (i) admit new Members to the Company; (ii) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Membership Interests, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items – Rights to Distributions and Right to Receive Liquidation Distributions. If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Membership Interests without the consent of the Manager. The only exceptions are for certain transfers to family members. If a Member wants to sell his, her, or its Membership Interests, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member dies or becomes incapacitated, he, her, or its heirs, assigns, successors, or legal representatives will continue to own the Membership Interests.

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Membership Interests as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager: (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with: (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns.

A Member's right to see additional information or inspect the books and records of the Company is limited by the Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members;

to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT H

Operating Agreement of BH MLK, LLC

OPERATING AGREEMENT

OF

BH MLK, LLC

DATED: _____, 2019

OPERATING AGREEMENT
OF
BH MLK, LLC

Preliminary Statement

This Operating Agreement of BH MLK, LLC (the "Agreement"), is made as of October _____, 2019 (the "Effective Date") by and among BH MLK, LLC, an Indiana limited liability company (the "Company"), the Members provided on the attached Exhibit A and Exhibit B, and each other Person who after the date hereof becomes a Member of the Company pursuant to this Agreement (each to be known individually as "Member"; and collectively as "Members").

WHEREAS, the parties desire to form and establish a limited liability company and have filed Articles of Organization with the Indiana Secretary of State for that purpose in accordance with the Indiana Business Flexibility Act of the State of Indiana (the "Act"), as amended from time to time.

NOW THEREFORE, the parties hereto, in consideration of the mutual covenants and benefits herein contained do hereby agree as follows pursuant to the provisions of the laws of the State of Indiana upon the terms hereinafter set forth:

ARTICLE I

Definitions

As used in this Agreement, the following terms shall have the meanings indicated unless the context clearly requires otherwise:

"Act" shall mean the Indiana Business Flexibility Act of the State of Indiana, as amended from time to time.

"Affiliate" shall mean, with respect to any Member, (a) any Person that directly, or indirectly through any other Person or Persons, controls or is controlled by or is under common control with such Member; or (b) any Person that is an officer of, member in or trustee of, or serves in a similar capacity with respect to such Member, or with respect to which such Member serves in such a capacity. For purposes of this Section, the term "control" shall mean, with respect to any non-individual Person, the direct or indirect ownership of fifty percent (50%) or more of the voting stock or other voting interests of or in such Person.

"Agreement" shall mean this Operating Agreement as originally executed and as amended, modified, supplemented or restated from time to time, as the context requires.

"AJH" shall mean Andrew J. Held, a resident of the State of Indiana.

"BHM" shall mean BH Manager, LLC, an Indiana limited liability company.

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"BHMLK" shall mean Birge & Held MLK, LLC, an Indiana limited liability company.

"Capital Account" shall mean, with respect to any Member, the capital account maintained with respect to such Member consisting of (1) the amount of cash such Member has contributed to the Company, plus (2) the fair market value of any property such Member has contributed to the Company net of liabilities assumed by the Company or to which such property is subject, plus (3) the amount of Profits or income (including tax-exempt income) allocated to such Member, less (4) the amount of Losses and deductions allocated to such Member, less (5) the amount of all cash distributed to such Member excluding any amounts paid for the Capital Investment Return, less (6) the fair market value of any property distributed to such Member net of liabilities assumed by such Member or to which such property is subject, less (7) such Member's share of any other expenditures which are not deductible by the Company for federal income tax purposes or which are not allowable as additions to the basis of Company property, and (8) shall otherwise be subject to such other adjustments as may be required under the Code.

"Capital Contribution" shall mean any contribution of cash or other property which is required to be made to the Company pursuant to the provisions of Section 4.5 hereof.

"Capital Investment Return" shall mean, for a fiscal year, a 5% simple rate of return on all Undistributed Capital Contributions (as such term is hereinafter defined) of the Equity Group Members through such fiscal year. For purposes of calculating the Capital Investment Return of any Member, such Member's Undistributed Capital Contribution shall be set out on Exhibit A. For purposes of this definition, tax benefits (including Losses) that accrue to the Equity Group Members from the Company shall be excluded for purposes of calculating the remaining amount of the Member's Undistributed Capital Contribution. Notwithstanding the foregoing, the 5% return shall be cumulative, but non-compounding and calculated each fiscal year only against that certain amount of Undistributed Capital Contribution of the Equity Group Member with such Undistributed Capital Contribution not to include any previous unpaid balance of the Equity Group Member's Capital Investment Return for a previous fiscal year. For purposes of calculating the Capital Investment Return of any eligible Member, the Capital Investment Return shall commence as of the date upon which the Project is acquired.

"Capital Transaction" shall mean any refinancing of Company debt, the merger of the Company, the sale of one hundred percent (100%) of the Interests of the Members, or the sale, exchange, condemnation, destruction (including insurance proceeds in excess of amounts required to be applied to restore the insured property) or other disposition of all or any substantial part of the Company's property, other than minor sales of assets obsolete in the ordinary course of the Company's business.

"Cash Flow" shall mean, the net operating Profits or Losses of the Company including as expenses all operating expenses of the Company, but subject to the following adjustments:

(1)   Cost recovery deductions of any buildings, improvements and personal property and amortization of any financing fees shall not be deducted;

(2)   Amortization of principal on debts, other than debts to Members, shall be deducted;

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(3)   Interests on debts, other than interest on loans to Members, which is included in determining Profits and Losses but which is not currently payable in cash shall be deducted when actually paid;

(4)   Any amounts paid for capital expenditures shall be deducted, unless funded by any replacement reserve or insurance;

(5)   The proceeds of any mortgage refinancing, any sale, exchange, eminent domain taking, damage or destruction (whether insured or uninsured), or other disposition of all or any part of any project (other than the proceeds of any business or rental interruption insurance) shall not be included;

(6)   Any rent or interest subsidy payment shall be included; and

(7)   Amounts set aside as additions to reasonable reserves established by the Manager for working capital, contingent liabilities or as otherwise deemed by the Manager as reasonably necessary to meet the current and anticipated future liabilities, obligations and operating and capital expenditures of the Company shall be excluded.

Cash Flow shall be determined separately for each fiscal year of the Company.

"Code" means the Internal Revenue Code of 1986, as amended, as it may be further amended from time to time.

"Company" shall mean BH MLK, LLC, an Indiana limited liability company formed pursuant to the terms of this Agreement and the provisions of the Act, as such Company may from time to time be constituted. References to the term "Company" shall include the Subsidiary where the context so requires.

"Company Minimum Gain" shall mean the amount determined by computing, with respect to each Company Non-Recourse Liability, the amount of gain, if any, that would be realized by the Company if it disposed of (in a taxable transaction) the property subject to such liability in full satisfaction of such liability, and by then aggregating the amounts so computed. Such computations shall be made in a manner consistent with Treasury Regulation Section 1.704-2(d).

"Company Non-Recourse Liability" shall mean any Company liability (or portion thereof) for which no Member or Related Person bears the economic risk of loss as defined in Treasury Regulation Section 1.704-2(b)(3).

"Equity Group" shall mean each Member listed on Exhibit A as holding Equity Units.

"Equity Units" shall mean the class of Units held by Members of the Equity Group, as set forth on Exhibit A attached hereto.

"Freddie Mac Loan Documents" means any and all loan documents entered into by the Subsidiary in connection with any Freddie Mac mortgage loan.

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"Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Manager;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (I) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution; (II) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; (III) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity or in anticipation of being a Member; and (IV) the liquidation of the Company within the meaning of Regulation §1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (I), (II), and (III) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Company; and

(iv) The Gross Asset Values of the Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to §734(b) or §743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation §1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted under this subsection (iv) to the extent the Manager determines that an adjustment pursuant to subsection (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (i), (ii), or (iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

The Gross Asset Values of the Company's assets shall be adjusted upon the admission of the Members of the Equity Group in such a manner as reasonably determined by the Manager.

"HUD" means the U.S. Department of Housing and Urban Development.

"Installment" means, upon the approval of the Manager, an additional Capital Contribution which is made via multiple installments, as more fully described in Article IV of this Agreement.

"Interest" shall mean the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which it may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement, and in the plural means all of such Interests of all of the Members (or subset thereof as applicable).

"JTB" shall mean J. Taggart Birge, a resident of the State of Indiana.

"Majority Vote" shall mean: (i) with respect to the Members, a vote, consent or approval of Members holding greater than fifty percent (50%) of the issued and outstanding Units of the Company, and (ii) with respect to the Manager, a vote, consent or approval of greater than fifty percent (50%) of the Managers entitled to vote on such matter.

"Manager" shall mean the Manager of the Company, elected in accordance with Section 8.4 of this Agreement, which shall initially be BHM.

"Member(s)" has the meaning set forth in the recitals of this Agreement.

"Member Non-Recourse Debt" shall mean, any Company liability (1) that is considered non-recourse under Treasury Regulation Section 1.1001-2 or for which the creditor's right to repayment is limited to one or more assets of the Company; and (2) for which any Member or Related Person bears the economic risk of loss.

"Member Non-Recourse Debt Minimum Gain" shall mean, with respect to any Member, the sum of (a) the deductions attributable to Member Non-Recourse Debt that have been allocated to such Member and (b) the aggregate amount of distributions made to such Member of proceeds of such debt that are allocable to an increase in minimum gain attributable to such debt (but only if such Member or a Related Person bears the economic risk of loss for such debt) in excess of the sum of (i) such Member's aggregate share of the net decreases in minimum gain attributable to such debt and (ii) such Member's share of the decreases in the minimum gain attributable to such debt resulting from revaluations of Company property subject to such debt. The net increase (or decrease) in the minimum gain that is attributable to Member Non-Recourse Debt equals the sum of (a) any increase (or decrease) in the net increase in Company Minimum Gain during a year that would result if such Member Non-Recourse Debt were treated as a Company Non-Recourse Liability and (b) any decrease (or increase) in the net decrease in Company Minimum Gain during a year that would result if such Member Non-Recourse Debt were treated as a Company Non-Recourse Liability.

"Partnership Representative" has the meaning specified in Section 6.5 of this Agreement.

"Percentage Interest" shall mean the percentage of the Interest in the Company of each Member from time to time, registered on the books of the Company, and detailed on Exhibit A.

"Person" shall mean an individual, corporation, company, limited liability company, joint venture, trust, estate or unincorporated business association or organization or other legal entity.

"Prime Rate" shall mean a per annum interest rate equal to the interest rate published in the Wall Street Journal, Midwest Edition from time to time, as the national prime rate, with changes in such rate becoming effective on the date of change thereof in such publication, or if the Wall Street Journal, Midwest Edition is no longer published, then such term shall mean the per annum rate of interest published and announced from time to time by Chase Bank, Indianapolis, Indiana (or its successor) as its "prime" or "base" rate of interest, with each change in such interest rate to take effect on the date of change of such "prime" or "base" interest rate as published and announced by such banking institution.

"Profits" and "Losses" used in this Agreement shall mean income and losses, and each item of income, gain, loss, deduction or credit entering into the computation thereof, as determined in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv). Subject to Section 7.4(a), Profits and Losses for federal income tax purposes shall be allocated in the same manner as Profits and Losses in Section 7.1.

"Project" means the multifamily housing project commonly known as 946 MLK Apartments, located at 946 Martin Luther King Jr. Street in Indianapolis, Indiana.

"Promote Group" shall mean BHMLK, any permitted transferee of BHMLK, and each other Member listed on Exhibit B attached hereto, which Members shall control and own the percentage of the Promote Group set forth in Exhibit B attached hereto.

"Promote Units" shall mean the class of Units held by the Promote Group, as set forth on Exhibit B attached hereto.

"Qualified Income Offset Item" shall mean, (1) an allocation of loss or deduction that, as of the end of each year, reasonably is expected to be made (a) pursuant to Section 704(e)(2) of the Code to a donee of an Interest in the Company, (b) pursuant to Section 706(d) of the Code as the result of a change in any Member's Interest in the Company, or (c) pursuant to Treasury Regulation Section 1.751-1(b)(2)(ii) as the result of a distribution by the Company of unrealized receivables or inventory items, and (2) a distribution that, as of the end of such year, reasonably is expected to be made to a Member to the extent it exceeds offsetting increases to such Member's Capital Account which reasonably are expected to occur during or prior to the Company taxable year in which such distribution reasonably is expected to occur.

"Recourse Obligations" has the meaning specified in Section 7.4(i) of this Agreement.

"Related Person" means a person related to a Member within the meaning of Treasury Regulation Section 1.752-4(b).

"Subsidiary" means New MLK, LLC and any other entity formed for the purpose of acquiring and owning the Project.

"Substituted Member" has the meaning specified in Section 7.4(d) of this Agreement.

"Supermajority Vote" shall mean, with respect to the Members, a vote, consent or approval of Members holding greater than seventy percent (70%) of the Units subject to the vote.

"Total Preference Amount" for any Member of the Equity Group, means the sum of (i) such Member's Undistributed Capital Contributions, plus (ii) such Member's unpaid Capital Investment Return.

4851-6923-2808, v. 4

"Undistributed Capital Contributions" shall mean, originally, the amount of any Member's Initial Capital Contribution, and such Undistributed Capital Contribution shall: (i) increase only upon additional Capital Contributions being made by any such Member; and (ii) decrease as a result of any distributions made pursuant to those distributions made pursuant to Section 7.2(a)(iii) below.

"Units" shall mean the units designating ownership in the Company.

ARTICLE II

General Provisions

Section 2.1   Formation. The Members have formed a limited liability company under the Act, subject to the terms and conditions set forth herein.

Section 2.2   Name. The Company shall be conducted under the name of BH MLK, LLC, or such other name as the Members shall from time to time agree upon. The Manager shall cause to be filed on behalf of the Company such assumed or fictitious name certificate or certificates as may from time to time be required by law.

Section 2.3   Offices and Principal Place of Business. The offices and principal place of business of the Company shall be 8902 North Meridian Street, Suite 205, Indianapolis, IN 46260. The Manager may, at any time and from time to time, change the location of the Company's principal place of business, and may establish such additional place or places of business of the Company as they may from time to time determine.

Section 2.4   Agent for Service of Process. Andrew J. Held shall be the Company's agent for service of process within the State of Indiana and for such purpose the address of Andrew J. Held shall be 8902 North Meridian Street, Suite 205, Indianapolis, IN 46260, or such other place as the Manager may designate from time to time.

Section 2.5   Admission of Additional Members. In order to obtain additional funds, the Members may admit to the Company additional Members upon consent of a Supermajority Vote of the Members. Such additional Members will participate in the Profits, Losses, available cash flow and ownership of the assets of the Company on such terms as are determined by the Members. Admission of such additional Member(s) may result in a dilution of the Interests of the initial Members.

Section 2.6   Relationship of Members. Except as otherwise expressly provided in or as authorized pursuant to this Agreement, (a) nothing contained herein shall render any Member liable for any debts or obligations incurred by the other Members, (b) no Member shall be constituted an agent of the other Members, (c) nothing contained herein shall create any interest on the part of any Member in the business or other assets of the other Members, (d) nothing contained herein shall be deemed to restrict or limit in any way the carrying on of separate businesses or activities by any Member now or in the future, and (e) no Member shall have any authority to act for, or to assume any obligation on behalf of, the other Members.

4851-6923-2808, v. 4

ARTICLE III

Purpose of the Company

Section 3.1   Business. The business of the Company shall, to the extent permitted by law, be (i) to acquire and hold interests in other entities, including specifically in the Subsidiary, (ii) to purchase, manage and sell real and personal property; (iii) to have and exercise all the powers necessary or convenient in connection with its business and purposes; (iv) to purchase, acquire, manage and control the Project; and (v) to engage in any lawful business, whether or not related or incidental to any of the foregoing activities or any activities related thereto. Notwithstanding the foregoing, except upon a Supermajority Vote of the Members, the Company shall engage in no business other than to acquire, own, encumber, improve, operate, lease, sell and/or transfer the Project, and executing, delivering and performing all contracts and other undertakings and engaging in all activities and transactions as may in the opinion of the Manager be necessary or advisable to carry out the foregoing objects and purposes.

Section 3.2   Authorized Activities. In carrying out the purposes of the Company, but subject to all other provisions of this Agreement, and without limitation, the Company is authorized to, directly or indirectly through the Subsidiary:

(a)   Acquire, hold, rent, lease and otherwise manage, operate, construct, reconstruct, improve, renovate, rehabilitate, maintain, finance, sell, transfer, convey, exchange, assign, mortgage or otherwise deal with or dispose of any real or personal property or interests therein that may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(b)   Borrow money and issue evidences of indebtedness in furtherance of any or all of the purposes of the Company, and to extend, repay, and renegotiate the terms of any such indebtedness, and to secure the same by mortgage, assignment, pledge, or grant of other security interest on assets of the Company;

(c)   Enter into, perform, and carry out contracts and agreements of any kind, including contracts with the Members or any of them or any of their Affiliates, necessary or convenient or incidental to the accomplishment of the purposes of the Company;

(d)   Bring and defend actions at law or in equity; and

(e)   Engage in any kind of lawful activity, and perform and carry out contracts of any kind and execute, acknowledge, and deliver instruments of any kind that are necessary or convenient and permitted by the Act in connection with the accomplishment of the purposes of the Company.

Section 3.3   Title to Company Property. All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership of such property.

Section 3.4   Representations as to Subsidiary. The Company and the Manager represent and warrant that:

(a)   the Company is the sole owner of the Subsidiary and all equity and other interests therein, and except for the senior mortgage loan entered into at acquisition of the Project, such ownership of the Subsidiary and the Project is free and clear of any adverse claims, liens, charges and encumbrances and has not pledged, assigned, mortgaged or otherwise encumbered such interest or any rights or interests arising therefrom;

(b)   The Subsidiary is, or will upon consummation of a purchase agreement to acquire the Project, be the sole owner of the Project;

(c)   No petition in bankruptcy or any petition seeking an assignment for the benefit of creditors, the appointment of a receiver, trustee, liquidation or dissolution or similar relief under the U.S. Bankruptcy Code or any state law has been filed by the Company with respect to the Subsidiary;

(d)   No written notice has been received by any of them from a third party seeking an involuntary bankruptcy, receivership, assignment for the benefit of creditors, trusteeship, liquidation, dissolution or similar relief;

(e)   The Subsidiary is in existence;

(f)   The Subsidiary has not engaged in any business other than the ownership of the Project; and

(g)   No person or entity other than the Company has any right to vote the membership interests in the Subsidiary, make decisions for or otherwise direct the affairs of the Subsidiary and there is no power of attorney, voting rights agreement or other arrangement or agreement for the voting of interests, making decisions or directing the affairs of the Subsidiary except as may reside in the Company; provided, however, that the Manager of the Subsidiary, which shall be elected and may be removed by the Company, shall have authority to manage the day-to-day affairs of the Company, subject to Section 8.1(b).

Section 3.5   Duration of the Company. The term of the Company shall be perpetual, commencing on the date of the filing of the Company's Articles of Organization ("Articles") with the Indiana Secretary of State and ending only upon termination in accordance with Section 11.1 hereof, or as otherwise provided by law.

ARTICLE IV

Capital Contributions, Member Loans, Capital Accounts

Section 4.1   Names, Addresses and Ownership of Members. The Members, their respective addresses and their respective initial undistributed capital contributions to the Company are set forth within Exhibit A attached hereto and made a part hereof. The Members shall make their respective capital contributions as provided in this Article IV, and such exhibits shall be updated from time to time to reflect subsequent capital contributions made under this Article IV.

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Section 4.2   Form of Contributions. All Capital Contributions shall be in the form of cash contributions, services rendered and/or provided to the Company or property, with the value of such service or property contributed determined by the Manager.

Section 4.3   Member Loans. In the event that funds are needed (as is reasonably necessary) by the Company for its operations, any Member may loan such funds to the Company under such terms and conditions as may be agreed to between the Member and the Company in writing. Loans by any Member to the Company shall not be considered Capital Contributions to the Company. Notwithstanding the foregoing, no Member Loan shall include an interest rate higher than 10% simple rate of return.

Section 4.4   Limitation on Liability. The Members shall not be liable for any of the debts, liabilities, contracts or obligations of the Company, except as specifically provided in the Agreement or as provided by law. The Members shall not be required to loan any funds to the Company. Members shall not have any personal liability for the repayment of the Capital Contribution of other Members, except as provided for under this Agreement. Except as otherwise provided in Section 7.4(l) hereof, Members shall not be required to make any contribution to the Company by reason of any negative balance in its Capital Account (as hereafter defined), nor shall any negative balance in the Member's Capital Account create any liability on the part of the Members to any third party.

Section 4.5   Capital Contributions.   The Members have made or shall make contributions to the capital of the Company of cash in the amounts set forth opposite their respective names on Exhibit A attached hereto and incorporated herein by reference ("Initial Capital Contribution"). No interest shall accrue on any contributions to the capital of the Company, except as otherwise provided in this Agreement, and no Member shall have the right to withdraw or to be repaid any capital contributed by him, except as specifically provided in this Agreement. Members of the Equity Group may be required to make additional contributions to the capital of the Company at such times, and per the direction, of the Manager; however, such additional contributions shall be made pro-rata based on each Member's proportional share of Equity Units and shall be subject to an overall cap equal to Twenty-Five Percent (25%) of the Initial Capital Contributions of all Members.

Section 4.6   Failure to Contribute.

(a)   Installments. Upon consent of the Manager, additional Capital Contributions (excluding Initial Capital Contributions) may be made in Installments upon terms and conditions set forth by the Manager.

(b)   Default. If any Member of the Equity Group fails timely to make (or cause to be made) all or any portion of any Capital Contributions required to be made by the Member in accordance with this Agreement (the "Non-Contributing Member"), and such failure continues for a period of five (5) days (the "Delinquent Contribution") following the delivery date of written notice of such failure from the Manager or any other Member (the "Non-Contribution Notice"), then the Non-Contributing Member's failure shall constitute a default by the Member under this Agreement and all such currently unpaid and all unpaid future Installments shall be immediately payable (to the extent determinable at the time of the default, and if not determinable at the time,

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when such payments are determinable) and the Company shall have the rights and remedies set forth in Section 4.6(c) to be exercised without the need for consent of any Member. Each Member who makes the Capital Contributions required in accordance with this Agreement shall be considered "Contributing Members". Any rights of the Company defined in this Section 4.6 shall be exercised by the consent of the Manager of the Company.

(c) Reduction of Interest. After notice of default by the Company and after expiration of the five (5) day cure period described above, (and upon receipt by the Company of additional contributions from the Contributing Members) the Non-Contributing Member's Equity Units shall be adjusted as follows: The Member's Equity Units prior to the default, multiplied by a fraction, the numerator of which is the amount of the Initial Capital Contribution paid to date by the Non-Contributing Member plus any Installment that such Non-Contributing Member may have made in regards to the additional capital request and the denominator of which is the sum of all Initial Capital Contributions made by all Members plus the sum of all additional Capital Contributions made by the Contributing Members.

Notwithstanding the foregoing, upon a reduction of Interest of any Non-Contributing Member, such Member shall not be considered in Default under this Section 4.6.

Section 4.7   Members' Capital Accounts. The Company shall maintain a separate Capital Account for each Member. Each Member's initial Capital Account balance shall equal such Member's initial contribution to the capital of the Company as provided in Section 4.5 of this Agreement. Each Member's Capital Account shall thereafter be adjusted as explained in Article VII of this Agreement.

ARTICLE V

Authorized Units and Voting

Section 5.1   Number of Units. The Units set forth on Exhibit A represent all issued and outstanding Units of the Company.

Section 5.2   Certificates; Uncertificated Units. The Units need not be evidenced by any certificate or other written instrument, but shall only be evidenced by this Agreement and the holders of record of the Units shall be as is reflected on the books of the Company; provided, however, that the Company may issue certificates as evidence of Units in the sole discretion of the Manager.

Section 5.3   Terms of Units. All of the Units of the Company shall be equal to every other Unit and shall participate equally in all earnings and profits of the Company, as otherwise detailed herein, and upon distribution of assets, whether on dissolution, liquidation or otherwise, and the holder thereof shall be entitled to all other rights and obligations of Members of the Company.

Section 5.4   Voting Right. Each Member shall have the right to vote on all matters presented to Members and shall be entitled to vote on all matters in accordance with their percentage ownership of the Company, as detailed on Exhibit A.

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Section 5.5   Consideration for Units.

(a)   The Units of the Company shall be issued or sold in such manner and for such amount of consideration, received or to be received, as may be fixed from time to time by the Manager. Upon payment of the consideration fixed by the Manager, such Units shall be fully paid and non-assessable, except as otherwise described in this Agreement.

(b)   Payments by Members for Units shall be deemed to be a capital contribution of such Member and shall be reflected on Exhibit A.

(c)   The consideration for the issuance of Units of the Company may consist of any tangible or intangible property or benefit to the Company, including cash, promissory notes, services performed, contracts for services to be performed or other securities of the Company.

(d)   The Company may place in escrow Units issued for a contract for future services or benefits or a promissory note, or make other arrangements to restrict the transfer of the Units, and may credit distributions in respect of the Units against their purchase price, until the services are performed, the note is paid, or the benefits received. If the services are not performed, the note is not paid, or the benefits are not received, the Units escrowed or restricted and the distributions credited may be canceled in whole or in part.

(e)   When payment of the consideration for which a Unit was authorized to be issued shall have been received by the Company, such Unit shall be declared and taken to be fully paid and not liable to any further call or assessment and the holder thereof shall not be liable for any further payments thereon. In the absence of actual fraud in the transaction and subject to the aforementioned approval of the Members, the judgment of the Manager as to the value of such property, labor, or services received as consideration, or the value placed by the Manager upon the Company assets in the event of a Unit dividend, shall be conclusive.

Section 5.6   Transfer of Units.

(a)   The Units of the Company and/or any Interest(s) shall be transferable only on the books of the Company upon written agreement between Company and Member, properly endorsed by the registered holder or by his duly authorized attorney or accompanied by proper evidence of succession, assignment or authority to transfer.

(b)   The Company may impose restrictions on the transfer or registration of transfer of Units and/or Interests of the Company by means of this Agreement, the Articles or by a separate agreement with the Members. Members may agree between or among themselves to impose a restriction on the transfer of Units and/or Interests.

Section 5.7   Registered Members. The Company shall be entitled to recognize the exclusive right of a person registered on its books as the owner of such Units and/or Interests to receive dividends, to vote as such owner and Member of the Company, to hold liable for calls and assessments, and to treat as owner and Member in all other respects, and shall not be bound to recognize any equitable or other claims to or interest in such Units on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Indiana.

ARTICLE VI

Accounting and Records

Section 6.1   Records and Accounting. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, on an accrual basis and in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the same as the calendar year.

Section 6.2   Access to Accounting Records. All books and records of the Company shall be maintained at the offices of the Company or at the Company's principal place of business, and each Member, and their duly authorized representatives, shall have access to them at the offices of the Company and the right to inspect and copy them at reasonable times.

Section 6.3   Annual Accounting and Tax Information.

(a)   The Company shall use its best efforts to deliver to each Member within sixty (60) days after the end of each fiscal year all information necessary for the preparation of each Member's federal income tax return.

(b)   The Company shall use its best efforts to deliver to each Member within forty-five (45) days of the end of the second (2nd) quarter of each fiscal year a financial report of the Company for the semi-annual period then ended, containing an unaudited balance sheet as of the last day of the semi-annual period then ended, and an unaudited income statement for the semi-annual period then ended.

(c)   The Company shall use its best efforts to deliver to each Member within forty-five (45) days of the end of each fiscal year, audited consolidated balance sheets of the Company as of the last day of such fiscal year and audited consolidated statements of income, cash flows and Members' equity for such fiscal year.

Section 6.4   Accounting Decisions. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of its accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

Section 6.5   Partnership Representative.

(a)   The Members hereby appoint BHMLK as the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a), as amended by the Bipartisan Budget Act of 2015 ("BBA").

(b)   The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the

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Company's affairs by any federal, state, or local taxing authority ("Taxing Authorities"), including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. The Company and its Members shall be bound by the actions taken by the Tax Matters Representative.

(c)   In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures"), the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA). To the extent that the Partnership Representative does not make an election under Code Section 6221(b) or Code Section 6226 (each as amended by the BBA), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code Section 6225(c)(3), (4), and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code Section 6225(c)(2) as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

(d)   Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(e)   The Partnership Representative may resign at the times and in the manner set forth in applicable Treasury Regulations or other administrative guidance. If BHMLK ceases to be the Partnership Representative for any reason, the holders of a Majority of Units of the Company shall appoint a new Partnership Representative.

4851-6923-2808, v. 4

Section 6.6   Federal Income Tax Elections.

(a)   Except as set forth in Section 6.6(b) of this Agreement, the Partnership Representative may make all elections for federal income tax purposes, including the following:

(ii)   In case of a transfer of all or part of the Interest of any Member, the Company may elect, pursuant to Section 734, 743 and 754 of the Code (or corresponding provision of future law), to adjust the basis of the assets of the Company.

(iii)   Elect under Temporary Treasury Regulation 1.469-4T(k)(2), to treat the Company's rental real estate activities as a separate activity from the activities of any other person or entity.

(b)   Notwithstanding the above, as permitted by applicable law and regulations, the Partnership Representative will elect to use an accelerated depreciation method on each depreciable unit of the assets of the Company.

ARTICLE VII

Profits; Losses; Distributions; and Capital Accounts

Section 7.1   Profits and Losses.(a) Subject to Section 7.4 hereof, for each Company fiscal year or portion thereof, all Profits, tax-exempt income, Losses, non-deductible, non-capitalizable expenditures, and tax credits incurred or accrued on or after the Effective Date, other than those arising from a Capital Transaction, shall be allocated to each Member as follows: (i) Members of the Equity Group shall be allocated 51%; and (ii) Members of the Promote Group shall be allocated the remaining 49% in proportion to their then-existing respective ownership of the Promote Group detailed on Exhibit B. The Members of the Company hereby acknowledge and agree that depreciation and tax losses shall be allocated among the Members in accordance with Exhibit C.

(b)   Except as otherwise specifically provided in this Article VII, all Profits and Losses arising from a Capital Transaction shall be allocated to the Members as follows:

(i)   As to Profits:

(1)   First, that portion of profits (including any profits treated as ordinary income for Federal income tax purposes) shall be allocated to the Members who have negative Capital Account balances in proportion to the amounts of such balances, provided that no profits shall be allocated to a Member under this Section 7.1(b)(i)(1) to increase any such Member's Capital Account above zero;

(2)   Second, profits in excess of the amounts allocated under Section 7.1(b)(i)(1) above shall be allocated to the Members as necessary to cause the Capital Account balance of each Member to at least equal such Member's Undistributed Capital Contributions;

(3) Third, after giving effect to the allocations made pursuant to Section 7.1(b)(i)(1) and Section 7.1(b)(i)(2) above, among the Members as necessary to cause the Capital Account balance of each Member to at least equal such Member's Total Preference Amount;

(4) Fourth, after giving effect to the allocations made pursuant to Section 7.1(b)(i)(1) through Section 7.1(b)(i)(3) above, allocations shall be allocated to each Member as follows: (i) Members of the Equity Group shall be allocated 51%; and (ii) Members of the Promote Group shall be allocated the remaining 49% in proportion to their then-existing respective ownership of the Promote Group detailed on Exhibit B.

(ii) As to Losses:

(1) First, among the Members as necessary to cause each Member's Capital Account balance to equal such Member's Total Preference Amount;

(2) Second, after giving effect to the allocations made pursuant to Section 7.1(b)(ii)(1) above, among the Members as necessary to cause the Capital Account balance of each Member to equal such Member's Undistributed Capital Contribution;

(3) Third, after giving effect to the allocations made pursuant to Section 7.1(b)(ii)(1) and Section 7.1(b)(ii)(2) above, among the Members as necessary to cause the Capital Account balance of each Member equal to zero; and

(4) Fourth, allocated to each Member as follows: (i) Members of the Equity Group shall be allocated 51%; and (ii) Members of the Promote Group shall be allocated the remaining 49% (subject to the allocations detailed on Exhibit C) among the Members in proportion to their then respective ownership of the Promote Group detailed on Exhibit B. The Members of the Company hereby acknowledge and agree that depreciation and tax losses shall be allocated among the Members in accordance with Exhibit C.

Section 7.2   Distributions Prior to Dissolution.

(a)   Cash Flow Distributions. Cash Flow for each fiscal year (or fractional portion thereof) shall be distributed, as soon as possible (subject to any applicable Freddie Mac, HUD, or other lender, guidelines) following such fiscal year as follows:

(i)   First, to payment of all principal and accrued interest on loans to the Company from the Members, proportionately on the basis of the respective outstanding balances of such Member loans with any payments being used to first reduce accrued interest, with the balance, if any, being applied, proportionately, in reduction of the outstanding principal amounts thereof;

(ii)   Second, if any Member of the Equity Group has an unpaid Capital Investment Return from a previous fiscal year, such unpaid balance shall first be paid to

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such Member or Members, then to the Members of the Equity Group in an amount equal to each Equity Group Member's Capital Investment Return for the current fiscal year. Notwithstanding the foregoing, in the event Cash Flow for the current fiscal year is not sufficient to distribute the entire Capital Investment Return then due to each Equity Group Member, then each Member of the Equity Group shall receive a pro-rata percentage of the available Cash Flow equal to the Member's pro-rata percentage of the Equity Group as detailed on Exhibit A;

(iii)   Third, any remaining Cash Flow balance shall be distributed as follows: (i) All of the Members of the Equity Group shall receive 51% of the remaining distribution amount, whereby such distribution shall be allocated amongst the Members of the Equity Group in accordance with each Member's pro-rata percentage of the Equity Group, as set forth on Exhibit A; and (ii) the Members of the Promote Group shall receive 49% of the remaining distribution, whereby such distribution shall be allocated amongst the Members of the Promote Group in accordance with each Member's pro-rata percentage of the Promote Group, as set forth on Exhibit B.

(iv)   Notwithstanding anything herein to the contrary, all of the Members of the Company hereby acknowledge and agree that the distributions made pursuant to Section 7.2(a)(iii) shall decrease the amount of such Member's Undistributed Capital Contribution, which is used to calculate the Equity Group Member's future Capital Investment Return.

(b)   Distributions of Proceeds from a Capital Transaction (Except a Refinancing).

Prior to dissolution, if there are proceeds available for distribution from a Capital Transaction (other than a debt refinancing), such proceeds shall be applied and distributed as follows:

(i)   First, to the payment of all matured debts and liabilities of the Company which are secured by the Company's real property, excluding debts and liabilities of the Company to Members or their Affiliates;

(ii)   Second, to the payment of all sales related or other similar expenses associated with the event giving rise to the Capital Transaction, excluding debts and liabilities of the Company to Members or their Affiliates;

(iii)   Third, to the payment of all other matured debts and liabilities of the Company in the order of priority as provided by law (other than those to Members);

(iv)   Fourth, to the establishment of any reasonable and prudent reserves which the Manager shall determine to be necessary for contingent, un-matured or unforeseen liabilities or obligations of the Company;

(v)   Fifth, to payment of all principal and accrued interest on all other loans by the Members to the Company, proportionately on the basis of the aggregate amount of such loans outstanding to each such Member (including both principal and accrued interest), with such payments being applied first in reduction of accrued interest, and then toward principal;

4851-6923-2808, v. 4

(vi) Sixth, if any Member of the Equity Group has an unpaid Capital Investment Return from a previous period, such unpaid balance shall first be paid to such Member or Members. Notwithstanding the foregoing, in the event there are insufficient funds to distribute the entire amounts due to each Member, then each Member of the Equity Group shall receive a pro-rata percentage of the available proceeds equal to the Member's pro-rata percentage of the Equity Group;

(vii) Seventh, to each Member of the Equity Group in amount equal to each Equity Group Member's Capital Investment Return for the then current period. Notwithstanding the foregoing, in the event there are insufficient funds to distribute the entire amounts due to each Member, then each Member of the Equity Group shall receive a pro-rata percentage of the available proceeds equal to the Member's pro-rata percentage of the Equity Group;

(viii) Eighth, to each Member of the Equity Group in an amount which would reduce each Equity Group Member's Undistributed Capital Contribution to zero, but not less than zero;

(ix) Ninth, any remaining balance shall be distributed to the Members in accordance with Section 7.2(a)(iii) above.

(c) Distribution of Proceeds from a Refinancing. Prior to dissolution, any proceeds available from a refinancing of debt secured by the Company's real property shall be applied and distributed as follows:

(i) First, to the repayment of the debt being refinanced;

(ii) Second, to the payment of all refinancing costs to third parties which are not Related Persons to the Members;

(iv) Third, to the distribution and payment to the persons and in the order of priority set forth in Section 7.2(b)(iv) through Section 7.2(b)(ix) above;

Section 7.3 Distributions Upon Dissolution.

(a) Upon dissolution and termination, after payment of, or adequate provision for, the debts and obligations of the Company, the remaining assets of the Company (or the proceeds of sales or other dispositions in liquidation of the Company assets), shall be distributed to the Members in accordance with the positive balances in their Capital Accounts after taking into account all Capital Account adjustments for the Company taxable year, including adjustments to Capital Accounts pursuant to Section 7.1(a), Section 7.1(b) and Section 7.3(b). In the event that a Member has a deficit balance in its Capital Account following the liquidation of the Company or its Interest in the Company, as determined after taking into account all Capital Account adjustments for the Company taxable year in which such liquidation occurs, such Member shall pay to the Company in cash an amount equal to the amount such Member has elected to restore from time to time (if any) pursuant to Section 7.4(1).

4851-6923-2808, v. 4

(b) With respect to assets distributed in kind to the Members in liquidation or otherwise, (i) any unrealized appreciation or unrealized depreciation in the values of such assets shall be deemed to be Profits and Losses realized by the Company immediately prior to the liquidation or other distribution event; and (ii) such Profits and Losses shall be allocated to the Members in accordance with Section 7.1(b) and any property so distributed shall be treated as a distribution of an amount in cash equal to the excess of such fair market value of the outstanding principal balance of and accrued interest on any debt by which the property is encumbered. For the purposes of this Section 7.3(b), "unrealized appreciation" or "unrealized depreciation" shall mean the difference between the fair market value of such assets, taking into account the fair market value of the associated financing but subject to Section 7701(g) of the Code, and the adjusted basis of such assets as computed under the principles of Treasury Regulation Section 1.704-1(b). This Section 7.3(b) is merely intended to provide a rule for allocating unrealized gains and Losses upon liquidation or other distribution event, and nothing contained in this Section 7.3(b) or elsewhere in this Agreement is intended to treat or cause such distributions to be treated as sales for value. The fair market value of such assets shall be determined by an appraiser, or if the parties are unable to agree on such an appraiser, then by a committee of qualified appraisers.

Section 7.4   Special Provisions.

Notwithstanding the foregoing provisions of this Article VII:

(a) For federal income tax purposes, income, gain, loss and deduction with respect to property which has a variation between its basis computed in accordance with Treasury Regulation Section 1.704-1(b) and its basis computed for federal income tax purposes shall be shared among Members so as to take account of such variation in a manner consistent with the principles of Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(b) Whenever a proportionate part of Company profit or loss is credited or charged to a Member's Capital Account, every item of income, gain, loss, deduction, credit or tax preference entering into the computation of such profit or loss, or applicable to the period during which such profit or loss was realized, shall be considered credited or charged, as the case may be, to such Member's Capital Account in the same proportion.

(c) In the event of an increase or a decrease in the Interest of a Member at any time after the Company's initial fiscal year other than at the end of a fiscal year of the Company, the share of the Profits and Losses, tax credits and the Cash Flow of the Company shall be allocated among the persons whose Interest is changed in the same ratio as the number of days in such Company fiscal year before and after the date of such transfer, except that Capital Transaction Profits and Losses and proceeds shall be allocated and distributed to the person or entity who is a Member as of the date of such event.

(d) An individual Capital Account shall be established and maintained for each Member, including any additional or substituted Member who shall hereafter receive an Interest in the Company. The original Capital Account established for each such substituted Member shall be in the same amount as, and shall replace, the Capital Account of the Member which such substituted Member succeeds, and, for the purposes of this Agreement, such substituted Member shall be deemed to have made the capital contribution, to the extent actually paid in, of the Member

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which such substituted Member succeeds. The term "Substituted Member", as used in this Section 7.4(d), shall mean a person who shall become entitled to receive a share of the Profits, Losses, tax credits and distributions of the Company by reason of such person succeeding to the Interest in the Company of a Member by assignment of all or any part of a Member's Interest in the Company. To the extent a Substituted Member receives less than 100% of the Interest in the Company of a Member he succeeds, the original Capital Account of such Substituted Member and its capital contribution shall be in proportion to the Interest he receives and the Capital Account of the Member who retains a partial Interest in the Company and its capital contribution shall continue, and not be replaced, in proportion to the Interest he retains. Nothing in this Section 7.4(d) shall affect the limitations on transferability of Interests in the Company set forth in this Agreement.

(e)   If there is a net decrease in Company Minimum Gain during a Company taxable year, each Member will be allocated items of income and gain for such year (and, if necessary, subsequent years) in the proportion to, and to the extent of, an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain during the year that is allocable to the disposition of Company property subject to one or more Company Non-Recourse Liabilities. Such allocations shall be made in a manner consistent with the requirements of Treasury Regulation Section 1.704-2(f)(1) under Section 704 of the Code. For purposes of this Section 7.4(e), a Member's Capital Account shall be treated as reduced by Qualified Income Offset Items.

(f)   If there is a net decrease in Member Non-Recourse Debt Minimum Gain during a Company taxable year, then each Member with a share of the minimum gain attributable to such debt at the beginning of such year will be allocated items of income and gain for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to the portion of such Member's share of the net decrease in Member Non-Recourse Debt Minimum Gain. Such allocations shall be made in a manner consistent with the requirements of Treasury Regulation Section 1.704-2(i)(4) under Section 704 of the Code. For purposes of this Section 7.4(f), a Member's Capital Account shall be treated as reduced by Qualified Income Offset Items.

(g)   If (a) the Company incurs recourse obligations or Member Non-Recourse Debt (including, without limitation, Member Loans) or (b) the Company incurs Losses from extraordinary events which are not recovered from insurance or otherwise (collectively "Recourse Obligations") in respect of any Company taxable year, then the calculation and allocation of Profits and Losses shall be adjusted as follows:

(i)   First, an amount of deductions attributable to the Recourse Obligations shall be allocated to the Member or Members that bear the economic risk of loss (within the meaning of Treasury Regulation Section 1.752-2) with respect to such obligations in the ratio in which they bear the economic risk of loss; and

(ii)   Second, the balance of such deductions shall be allocated as provided in Section 7.1(b)(ii).

(h)   If any profit arises from the sale or other disposition of any Company asset which shall be treated as ordinary income under the depreciation recapture provisions of the Code, then the full amount of such ordinary income shall be allocated among the Members in the proportions that the Company deductions from the depreciation giving rise to such recapture were actually

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allocated. In the event that subsequently-enacted provisions of the Code result in other recapture income, no allocation of such recapture income shall be made to any Member who has not received the benefit of those items giving rise to such other recapture income.

(i)   If the Company shall receive any purchase money indebtedness in partial payment of the purchase price of any project and such indebtedness is distributed to the Members pursuant to the provisions of Section 7.2(b) or Section 7.3, the distributions of the cash portion of such purchase price and the principal amount of such purchase money indebtedness hereunder shall be allocated among the Members in the following manner. On the basis of the sum of the principal amount of the purchase money indebtedness and cash payments received on the sale (net of amounts required to pay Company obligations and fund reasonable reserves), there shall be calculated the percentage of the total net proceeds distributable to each Member based on Section 7.2(b) or Section 7.3, as applicable, treating cash payments and purchase money indebtedness principal interchangeably for this purpose, and the respective classes shall receive such respective percentages of the net cash purchase price and purchase money principal. Payments on such purchase money indebtedness retained by the Company shall be distributed in accordance with the preceding sentence, and if any such purchase money indebtedness shall be sold, the sale proceeds shall be allocated in the same proportion.

(j)   In applying the provisions of Article VII with respect to distributions and allocations, the following ordering of priorities shall apply:

(1)   Capital Accounts shall be deemed to be reduced by Qualified Income Offset Items.

(2)   Capital Accounts shall be reduced by distributions of Cash Flow under Section 7.2(a).

(3)   Capital Accounts shall be reduced by distributions from Capital Transactions under Section 7.2(b), and then Section 7.2(c).

(4)   Capital Accounts shall be increased by allocations of Profits under Section 7.1(a).

(5)   Capital Accounts shall be reduced by allocations of Losses under Section 7.1(a).

(6)   Capital Accounts shall be reduced by allocations of Losses under Section 7.1(b).

(7)   Capital Accounts shall be increased by allocations of Profits under Section 7.1(b).

(k)   To the maximum extent permitted under the Code, allocations of Profits and Losses shall be modified so that the Member's Capital Accounts reflect the amount they would have reflected if adjustments required by Sections 7.4(e) and 7.4(f) had not occurred.

(l)   Any Member may, but is not required, to be obligated to contribute to the Company upon the liquidation of that Member's Interest in the Company (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations), any dollar amount that may be specified in writing by such Member from time to time. No Member shall have any obligation to restore all or part of its negative Capital Account balance unless and until such Member signifies such election on the signature page of this Agreement. Once an election has been so made, that election cannot be withdrawn. At the election of such Member, however, the amount specified may be increased or decreased by subsequent written notice from such Member; provided that (i) such notice shall not be effective with respect to any fiscal year unless the same shall be given prior to the end of such fiscal year and (ii) no subsequent decrease in such amount shall reduce the same below such Member's negative Capital Account balance (as such Capital Account is increased by the Member's share of Company Minimum Gain) at the end of the Company's immediately preceding tax year. All Capital Contributions required to be made by a Member as a result of any such election shall be made by the end of the Fiscal Year in which such liquidation of its Interest in the Company occurs (or, if later, within ninety (90) days of the date of such liquidation). For these purposes, a Member's Capital Account shall be determined after taking into account all adjustments to Capital Accounts pursuant to this Agreement through the fiscal year in which such liquidation occurs.

(n)   The Members hereby acknowledge and agree that upon acquisition of the Project, the Manager will engage, or cause to be engaged, Birge & Held Asset Management, LLC ("BHAM") to provide property and asset management services for the Project. The property management fee shall initially be equal to 3.00% of the monthly gross revenue of the Project, plus an additional service fee, calculated on a per unit / per month basis (not to exceed $3.00 per unit / per month). Any increases to these fees will be subject to approval of a Majority Vote of the Members. Property management fees shall be subordinated to payments due to any senior lender. The Manager may, in its discretion, engage BHAM or its Affiliates, including BHAM Construction, LLC, to serve as construction manager for construction and rehabilitation of the Project, provided that compensation for such construction management services shall not exceed then-prevailing market rates.

(o)   Upon acquisition of the Project, the Company shall pay to BHAM a marketing fee of $150,000.00. The Company shall also reimburse BHAM for all acquisition costs incurred by BHAM, including without limitation, loan commitment fees, third party reports and other underwriting expenses, and earnest money deposited pursuant to the Purchase Agreement.

ARTICLE VIII

Management and Control of Business

Section 8.1   Management by Manager.

(a)   Except for situations in which the approval of the Members is required by this Agreement, or by non-waivable provisions of applicable law, and subject to the provisions of Section 8.2, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction and control of the Manager of the Company, elected in accordance with Section 8.4 of this Agreement (the "Manager"). The Manager shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Company. The Manager may make all decisions and take all actions for the Company not otherwise provided for in this Agreement, including, without limitation, the following:

(i) entering into, making, and performing contracts, agreements, and other undertakings (including, without limitation, property management contracts) binding the Company that may be necessary, appropriate, or advisable in furtherance of the purposes of the Company and making all decisions and waivers thereunder;

(ii) opening and maintaining bank and investment accounts and arrangements, drawing checks and other orders for the payment of money, and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(iii) maintaining the assets of the Company in good order;

(iv) Enter into any Capital Transaction, subject to Section 8.1(b)(iii);

(v) collecting sums due the Company;

(vi) to the extent that funds of the Company are available therefor, paying debts and obligations of the Company;

(vii) acquiring, utilizing for Company purposes, and disposing of any asset of the Company;

(viii) borrowing money or otherwise committing the credit of the Company for Company activities and voluntary prepayments or extensions of debt;

(ix) selecting, removing, and changing the authority and responsibility of lawyers, accountants, and other advisers and consultants;

(x) obtaining insurance for the Company; and

(xi) determining distributions of Company cash and other property as provided for within this Agreement;

Notwithstanding anything herein to the contrary, certain management contracts shall be subject to review and approval of HUD and Freddie Mac, when applicable.

(b)   Notwithstanding the provisions of Section 8.1(a), the Manager may not cause the Company to do any of the following without a Majority Vote of Members:

(i) subject to Section 12.2, amend or restate the Articles or this Agreement;

(ii) amend the Company's business purpose or entering into a new line of business;

(iii) selling the Project to a third party purchaser, or entering into a merger, consolidation, recapitalization or reorganization of the Company with or into a third party purchaser that results in the Members holding less than a majority of the voting interests in the resulting entity;

(iv) obtain secured financing in an amount greater than $3,000,000; provided, however, that the Manager shall have authority to enter into any senior secured financing agreement it deems to be in the best interests of the Company in connection with the acquisition and redevelopment of the Project, any bridge financing arrangement, any financing arrangement for the purpose of funding any rehabilitation, repair, or replacement reserve reimbursement in accordance with applicable senior lender requirements, or any financing arrangement which is ancillary to a HUD or Freddie Mac financing arrangement and which the Manager deems reasonably necessary to the operation of the Project;

(v) making capital expenditures of $2,000,000 or more during any fiscal year; provided, however, that this restriction shall not apply to capital expenditures related to the rehabilitation or repair of the Project in accordance with applicable HUD or Freddie Mac requirements;

(vi) making any loan to the Promote Group, BHAM, JTB, AJH, or any of their respective Affiliates;

(vii) making any payments to the Promote Group, BHAM, JTB, AJH, or any of their respective Affiliates, other than payments provided for in this Agreement;

(viii) issuing new securities of the Company, except as reasonably necessary to raise capital for the operation of the Project after all Members are provided the opportunity to purchase their respective pro rata portion of the new securities based on their percentage interest in the Company;

(ix) entering into any agreement resulting in potential recourse liability for any member of the Equity Group;

(x) subject to the provisions of 8.1(c), take any of the foregoing actions described in items (i) – (x) at the Subsidiary level.

(c)   Additional Limitations As To Subsidiary. Notwithstanding the provisions of Section 8.1(a) or 8.1(b), the Manager may not, without the unanimous consent of all of the Members of the Equity Group, amend the articles of organization or the operating agreement of the Subsidiary.

Section 8.2   Actions by Manager; Committees; Delegation of Authority and Duties.

(a)   In managing the business and affairs of the Company and exercising its powers, the Manager shall act either: (i) by a Majority Vote of its Managers through meetings and written consents as may be provided or limited in other provisions of this Agreement; and/or (ii) through specific officers to whom authority and duties have been delegated pursuant to this Section 8.2.

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(b)   The Manager may, from time to time, delegate to one or more officers such authority and duties as the Manager may deem advisable. In addition, the Manager may, from time to time, designate one or more individuals to be officers of the Company. No officer need be a resident of the State of Indiana or a Member of the Company. Any officer so designated shall have such authority and perform such duties as the Manager may, from time to time, delegate to them. The Manager may assign titles to particular officers. As of the Effective Date the officers of the Company, to the extent appointed by the Manager, shall be a Chief Executive Officer, President, Secretary and Treasurer, each of whom shall be elected or appointed by the Manager. Such other officers may be deemed necessary may be elected or appointed by the Manager, from time to time. Any two or more offices may be held by the same person.

(i)   Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the Manager and the meetings at which he or she shall be present and shall have and may exercise such powers as may, from time to time, be assigned to him or her by the Manager. The Chief Executive Officer may sign all licenses, deeds, leases, contracts or other documents on behalf of the Company, unless otherwise directed by the Manager. Effective as of the date of this Agreement, the Chief Executive Officer is JTB, who will serve until his successor is elected or until his earlier death, resignation or removal.

(ii)   President. The President shall formulate the major policies to be pursued in the administration of the Company's affairs and shall see that the established policies of the Manager are placed into effect and carried out, subject to the direction of the Manager. The President will, in cooperation with the Manager, be responsible for the day-to-day operations of the Company. The President also will have such duties as are typically ascribed to such office and such other duties as the Manager may prescribe. The President may sign all licenses, deeds, leases, contracts or other documents on behalf of the Company, unless otherwise directed by the Manager. The preceding sentence shall not limit the authority of the Manager to authorize any other officer to sign any document or instrument by resolution of the Manager. Effective as of the date of this Agreement, the President is Andrew Held, who shall serve until his successor is elected or until his earlier death, resignation or removal.

(iii)   Secretary. The Secretary shall: (a) prepare and keep the minutes of the meetings of Members and of the Manager Meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of this Agreement or as required by law; (c) be custodian of the Company records and of the seal of the Company, if any; (d) keep a register of the addresses of each Member; (e) have general charge of the Interest transfer books of the Company; (f) authenticate records of the Company; and, in general, (g) perform all duties to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Manager. Effective as of the date of this Agreement, the Secretary is Adam Bailey, who shall serve until his successor is elected or until his earlier death, resignation or removal.

(iv)   Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Company; receive and give receipts for monies due and payable to the Company from any source whatsoever, and deposit all such monies in the name of the Company in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of this Agreement; and, in general, (b) shall perform all of the duties incident to the office of Treasurer and such other duties as from time to time be assigned to him by the Manager. Effective as of the date of this Agreement, the Treasurer is Adam Bailey, who shall serve until his successor is elected or until his earlier death, resignation or removal.

(v)   The duties stated above for officers of the Company shall be subject to (a) any specific delegation of authority and duties made to such officer by the Manager, or (b) any delegation of authority and duties made to one or more Manager pursuant to this Section. Each officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Manager.

Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. The resignation of an officer will not require the resignation of such individual as a manager of the Company. Any officer may be removed as such, either with or without cause, by the Manager whenever in their judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the Person so removed. Designation of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Manager.

(c)   Any third-party dealing with the Company, other than a Member, may rely on the authority of any Manager or officer in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

Section 8.3   Powers of Managers. Each Manager is an agent of this Company for the purpose of its business and the act of a Manager, including the execution in the name of the Company of any instrument for apparently carrying on in the usual way the business of this Company, binds the Company unless the Manager so acting otherwise lacks the authority to act for this Company and the person with whom the manager is dealing has knowledge of the fact that the Manager has no such authority.

Section 8.4   Election, Number and Term of Office. The Company shall be managed by a single Manager, as detailed below. Upon an event of removal as detailed in Section 8.5, the number of Managers of the Company may be amended by a Supermajority Vote of Members, subject, however, to the provisions in the Articles, and provided that no decrease in the number of Managers may have the effect of shortening the term of an incumbent Manager. As of the Effective Date, the Manager shall be BH Manager, LLC, an Indiana limited liability company (the "Manager"). Each Manager shall hold office until the Manager's death, resignation or removal. Unless otherwise provided in the Articles, the Manager need not be a Member or resident of the State of Indiana.

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Section 8.5   Removal. Any and all Manager(s) may be removed, either for or without cause, by a Majority Vote of the Members, at any special meeting of the Members. Notwithstanding anything herein to the contrary, no manager may be removed unless their successor assumes any and all guaranties of such manager under the Company's loans and removal of the initial Manager shall be in strict accordance with any applicable senior lender requirements, and subject to such senior lender's consent. Members shall have notice of the intention to act upon such matter, and if the notice so provides, the vacancy caused by such removal may be filled at such meeting by the Members entitled to vote for the election of Manager.

Section 8.6   Resignations. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or, if no time be specified then at the time of its receipt by the Company. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

Section 8.7   Vacancies. Any vacancy occurring in the position of a Manager may be filled by a Majority Vote of the Members. A Manager elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any Manager position to be filled by reason of an increase in the number of Managers shall be filled by election at any meeting, consent or approval of Members organized for that purpose.

Section 8.8   Place and Manner of Meetings. Meetings of the Manager, regular or special, may be held either within or outside of the State of Indiana. The Manager may participate in such meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting as provided herein shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 8.9   Regular Meeting of Manager. A regular meeting of the Manager may be held at such place and time as shall be determined by the Manager.

Section 8.10   Special Meeting of Manager. The Manager shall call a special meeting of the Manager whenever requested to do so by any Manager. Such special meeting shall be held at the time specified in the notice of meeting. Except as otherwise expressly provided by statute, or by the Articles, or by this Agreement, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in a notice or waiver of notice.

Section 8.11   Notice of Meetings of Manager. All meetings of the Manager (annual, regular or special) shall be held upon two (2) days' prior written notice stating the date, place and hour of meeting delivered to each Manager either personally or by mail or personally by the individual calling the meeting.

In any case where all of the Managers execute a waiver of notice of the time and place of meeting, no notice thereof shall be required, and any such meeting (whether annual, regular or special) shall be held at the time and at the place (either within or outside of the State of Indiana) specified in the waiver of notice. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of

27

objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Manager need be specified in the notice or waiver of notice of such meeting.

Section 8.12   Action Without Meeting. Any action required or permitted to be taken at a meeting of the Manager may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by each Manager. Such consent shall have the same force and effect as a unanimous vote at a meeting.

Section 8.13   Quorum; Majority Vote. At all meetings of the Manager a majority of the number of Managers fixed by this Agreement shall constitute a quorum for the transaction of business unless a greater number is required by this Agreement or by the Articles. The act of a majority of the Managers present at any meeting at which a quorum is present shall be the act of the Manager unless the act of a greater number is required by statute, by the Articles or by this Agreement. If a quorum shall not be present at any meeting of the Manager, the Managers present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 8.14   Approval or Ratification of Acts or Contracts by Members. The Manager in its discretion may submit any act or contract for approval or ratification at any annual meeting of the Members entitled to vote on such matters, or at any special meeting of the Members entitled to vote on such matters called for the purpose of considering any such act or contract, and any act or contract that shall be approved or be ratified by a Majority Vote of the Members entitled to vote on such matters shall be valid and binding.

Section 8.15   Interested Manager, Officers and Members.

(a)   Interested Manager. No contract or transaction between this Company and one or more of its Managers or officers, or between this Company and any other limited liability company, corporation, partnership, association, or other organization in which one or more of its managers or officers have a financial interest, shall be void or voidable solely for this reason, solely because the Manager or officer is present at or participates in the meeting of the Manager or of a committee of the Manager which authorizes the contract or transaction, or solely because such Manager's votes are counted for such purpose, if:

(i)   the contract is signed within the normal course of business for managing the Project and which: (x) have terms and conditions which are consistent with similarly situated third-party service providers; and (y) contain prices and/or fees which are at or below market pricing for similarly provided services; and

(ii)   the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the Members.

(iii) Notwithstanding the foregoing, in the event any such contract or transaction contains any non-market rate terms, provisions, costs or fees, then such contract and/or transaction shall be required to be approved by a Majority Vote of the Members.

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(b)   Determination of Quorum. One Manager may be counted in determining the presence of a quorum at a meeting of the Manager or of a committee which authorizes the contract or transaction.

(c)   Construction. This provision shall not be construed to invalidate any contract or transaction which would be valid in the absence of this provision.

Section 8.16   Procedure. The Manager shall keep regular minutes of their proceedings. The minutes shall be placed in the minute book of the Company.

Section 8.17   Exculpation and Indemnification.

(a)   No current or prior Member, Manager, or officer shall be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed within the scope of the authority conferred on the Member, Manager, or officer by this Agreement, except for fraud, willful misconduct, or recklessness, and actions or failures to act that constitute violations of a fiduciary duty.

(b)   No current or prior Member, Manager, or officer shall be liable to any Member under this Agreement for any diminution in value of that Member's Interest as a result of the exercise or non-exercise of any power given to the Member, Manager, or officer by this Agreement, except for fraud, willful misconduct, or recklessness, and actions or failures to act that constitute violations of a fiduciary duty. Any prior or current Member, Manager, or officer shall be deemed (a) to have acted within the scope of such Member's, Manager's, or officer's authority, (b) to have exercised reasonable care, good faith, diligence, and prudence in the services provided as the Member, Manager, or officer, and (c) to have acted without malfeasance, unless the contrary is proved by affirmative evidence. The Company shall indemnify and hold harmless and defend any prior or current Member, Manager, or officer against and from all claims, losses, costs (including any costs of defense incurred by such Member, Manager, or officer), expenses, damages, and liabilities, joint or several, real or asserted, incurred or suffered, against any prior or current Member, Manager, or officer by any Person, arising from the services provided as, and the activities of, the prior or current Member, Manager, or officer (other than for such Member's, Manager's, or officer's own malfeasance or fraud, willful misconduct, or recklessness, or actions or failures to act that constitute violations of a fiduciary duty); provided, however, that to the extent not covered by insurance maintained by the Company, any indemnity under this Section shall be provided out of and to the extent of the assets of the Company only, and in case any action or proceeding, be brought against such prior or current Member, Manager, or officer by reason of any such claim, loss, cost, expense, damage, or liability, the Company shall resist or defend such action or proceeding by counsel reasonably satisfactory to such Member, Manager, or officer. No amendment to this Agreement may retroactively alter the rights of any prior or current Member, Manager, or officer under this Section.

(c)   Each Member represents to the Company and the other Members that such Member is duly formed, validly existing and in good standing in the State of Indiana. Each Member shall indemnify the Company and the other Members for any damages arising as a result of such Member's violation of any State or Federal securities laws or regulations, or for any cause of action alleging fraud or violation of any securities laws or regulations by such Member.

Section 8.18   Meeting of Members.

(a)   *Special Meeting of Members*. A special meeting of the Members may be called at any time by the Manager or by one or more Members who, in the aggregate, are entitled to cast not less than fifty percent (50%) of the votes at that meeting. Such special meeting shall be held at the time specified in the notice of meeting. Except as otherwise expressly provided by the Act or by this Agreement, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in a notice or waiver of notice.

(b)   *Notice of Members' Meetings*. All meetings of the Members shall be held upon five (5) days' prior written notice stating the date, place and hour of meeting delivered to each Member either personally or by mail or personally by the individual calling the meeting.

In any case where all of the Members execute a waiver of notice of the time and place of meeting, no notice thereof shall be required, and any such meeting shall be held at the time and at the place (either within or outside of the State of Indiana) specified in the waiver of notice. Attendance of Members at any meeting shall constitute a waiver of notice of such meeting, except where the Members attend a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Neither the business to be transacted at, nor the purpose of, any meeting of the Members need be specified in the notice or waiver of notice of such meeting.

(c)   *Action Without Meeti*ng. Any action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the requisite number of Members required to take such action. Such consent shall have the same force and effect as a vote at a meeting.

(d)   *Quorum; Majority Vote*. At all meetings of the Members, a majority of the Percentage Interest entitled to vote shall constitute a quorum for the transaction of business. The act of greater than fifty percent (50%) of the Percentage Interest present at any meeting at which a quorum is present shall be the act of the Members unless the act of a greater number is required by statute, by the Articles or by this Agreement, including without limitation Section 8.1(b). If a quorum shall not be present at any meeting of the Members, the Members present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

ARTICLE IX

Assignability of Member's Interests

Section 9.1   Substituted Member. Except as otherwise provided herein or as may be provided in a separate agreement or instrument executed by each of the Members and the Company, no Member may transfer its Interest in the Company or any part thereof except with the consent of the Manager or the Supermajority Vote of the remaining Members. Notwithstanding the foregoing, no Member may transfer its Interest in the Company or any part thereof if such transfer is in direct or indirect violation of the Freddie Mac Loan Documents.

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Notwithstanding the foregoing or anything contained herein to the contrary, any Member shall have the right, without the consent of the Company or any other Member, to sell, transfer, or assign any or all of its Interest in the Company: (i) to any immediate family member, to a trust, or other type of entity such as a corporation or limited liability company, specifically organized for the benefit of a family member(s); or (ii) only upon a death of such Member, to his/her estate, successors or assigns; who, subject to fulfillment of the conditions below, shall automatically become a Substituted Member, vested with the powers and duties of a Member to the same extent as originally issued Interest of the Company, including, without limitation, voting rights, and such sale, transfer, or assignment shall not trigger the obligations of Article X below.

If a Member transfers his Interest in the Company with the unanimous consent of the remaining Members, or as otherwise provided for above, and the transferee executes and delivers such instruments as are reasonably necessary to effect such transfer and to confirm the agreement of the transferee to be bound by all of the terms and provisions of this Agreement, including, without limitation, any amendment to this Agreement, the transferee shall thereafter be a Substituted Member vested with the powers and duties of a Member to the same extent as originally issued Interest of the Company, including, without limitation, voting rights, and the Company shall continue. To the extent that an Interest in the Company is transferred (including as the result of the death of a Member) to more than one person, the percentages applicable to the Interest shall be prorated accordingly.

Section 9.2   Allocations Subsequent to Transfer.   In the event of the admission or withdrawal of a Member, or in the event all or any part of an Interest is validly transferred under the terms of this Article IX, the Profits or Losses allocated under Section 7.1 hereof (and each item thereof or corresponding thereto), and the cash distributions allocated under Section 7.2 hereof, shall be further allocated based upon the ownership or deemed ownership of the respective Interests prior to and following the effective date of such admission, withdrawal or transfer in a manner determined by the Members to be consistent with the requirements of Section 706 of the Code and any final, proposed or temporary regulations thereunder.

Section 9.3   Liquidation of a Member's Interest.

(a)   In the event there is a liquidation of any Member's Interest for purposes of paragraphs (b)(2)(ii)(b) and (b)(2)(ii)(g) of Regulation Section 1.704-1 under Code Section 704 (prior to dissolution or liquidation of the Company as provided in Article XI hereof) liquidating distributions, if any, shall be made to such Member in the ratio that the positive balance, if any, in such Member's Capital Account, after taking into account all Capital Account adjustments provided for herein (other than those made as a result of any such liquidating distributions), bears to the aggregate positive Capital Account balances (as so adjusted) of all Members. Such liquidating distributions shall be made no later than the end of the taxable year during which such liquidation takes place or, if later, within 90 days after the date of such liquidation.

(b)   Notwithstanding the foregoing, this Section 9.3 shall not apply if all or part of one or more Members Interest of the Company is purchased (other than in connection with the liquidation of the Company) by the Company or by one or more Members (or one or more persons related, within the meaning of Code Section 267(b) (without modification by Code Section 267(e)(1) or Code Section 707(b)(1)), to a Member) pursuant to an agreement negotiated at arm's

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length by persons who at the time such agreement is entered into have materially adverse interests and if a principal purpose of such purchase and sale is not to avoid the principles of the second sentence of paragraph (b)(2)(ii)(a) of Regulation Section 1.704-1 under Code Section 704.

ARTICLE X

Transfer of Percentage Interest

Section 10.1   Right of First Refusal.   Subject to Article IX and Section 10.2, no Member, nor his or her heirs, personal representatives, successors, or assigns, shall have the right (except as stated in Article IX above), at any time, to sell or transfer any portion of his or her Interests purchased hereunder unless:

(a)   *Offer to Other Interest holders.* Such Member shall deliver a written notice to all of the remaining Members, stating the price (as determined by Section 10.3), terms and conditions of the proposed sale or transfer, the Interests to be sold or transferred and identity of the proposed transferee ("Seller's Notice"). Each of the Members shall have fifteen (15) days after the mailing of the Seller's Notice to notify the selling Member in writing of his or her intention to purchase all or any specified portion of the available Interests described in the Seller's Notice on the terms and conditions set forth in said Seller's Notice. Each Member shall deliver to the selling Member by mail or otherwise a written offer or offers to purchase all or any specified portion of the remaining Interests on the terms described in the Seller's Notice. Each Member shall be entitled to purchase the proportion of the Interests for sale at the ratio that his or her Interests bear to the total Interests held by all Members desiring to purchase Interests for sale.

(b)   *Offer to the Company*. If, following delivery of the Seller's Notice and as detailed above, all or any portion of the Interests for sale remain unpurchased, such Seller's Notice shall be provided to the Company, with updated terms as applicable ("Company's Notice") and the following procedure shall be followed with regards to any sale or transfer of the Interests for sale. Within ten (10) days after receipt of the Company's Notice, the Company shall have the right to purchase all or any of the Interests so offered at the price and on the terms and conditions stated in the notice.

(c)   *Transfer to Third Parties*. If, the remaining Members and the Company fail to purchase any or only a part of the Interests for sale, then the selling Member may hold the remaining Interests and/or sell, assign or transfer the remaining Interests of the Company on the same terms set forth in the Company's Notice for a period of sixty (60) days after the confirmation by the Company that they will not exercise their option to purchase the Interests. If the Interests are not transferred by the selling Member during such period, the Interests shall then become subject again to this Section 10.1. The selling Member shall not sell or transfer any of the Interests for sale at a lower price or on terms more favorable to the purchaser or transferee than those specified in either the Seller's Notice or the Company's Notice.

Section 10.2   Right to Purchase Interest(s). AJH and JTB shall have certain priority rights to purchase the Interest(s) of other members, as follows:

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(i)   Notwithstanding any of the foregoing Article X, the Members hereby acknowledge and agree that AJH and JTB shall each have the sole right to purchase any or all of the Membership Interests of their respective family members or related family entities without notice to the Company. Membership Interests of family members or related family entities shall only be sold, transferred or conveyed to a Member other than AJH or JTB with the written consent of AJH.

ARTICLE XI

Termination

Section 11.1   Terminating Events. The Company shall be dissolved, its assets shall be disposed of and its affairs wound up on the first to occur of the following:

(a)   The consent of the Manager;

(b)   The ceasing of the Company to be a going concern;

(c)   The cessation of the carrying on by the Company of any and all business, financial operations, and ventures of the Company;

(d)   Sale of all or substantially all of the assets of the Company, including any sale of the Project; or

(e)   The entry of a decree or order by a court of competent jurisdiction adjudging the Company a bankrupt or insolvent; or the institution by the Company of any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, liquidation or similar proceeding under the law of any jurisdiction; or the institution of any such proceedings against the Company which shall remain undismissed for a period of 60 days; or the application for or consent to the appointment of any receiver, trustee, custodian or similar officer for the Company, or for all or any substantial part of its property; or the appointment of any such receiver, trustee, custodian or any similar officer without the application or consent of the Company, as the case may be, and such appointment shall continue undischarged for a period of 60 days; or

(f)   the happening of any other event resulting in dissolution under the Act or any other applicable law of the State of Indiana.

Section 11.2   Liquidation Proceeds. The proceeds from the liquidation of the Company assets shall be distributed in the manner provided in Section 7.3.

ARTICLE XII

Miscellaneous

Section 12.1   Counterparts. This Agreement may be signed by each party hereto upon a separate copy, in which event all such copies shall constitute a single counterpart of this Agreement.

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Section 12.2   Amendment. This Agreement may only be amended upon the unanimous approval of all Members of the Equity Group; provided, however, that the Manager may amend this Agreement without the approval of the Members in the following limited circumstances: (i) to make minor clerical corrections not substantively affecting the provisions of this Agreement or that merely cause the Agreement's dates or exhibit information to correctly reflect the Units or Members' Interests hereunder, (ii) in order to conform this Agreement or the Articles of Organization to changes in the Act that the Manager deems necessary to cause compliance with changes in applicable law, provided that such amendment does not have an adverse effect upon the Members or the Company.

Section 12.3   Conflict With Laws. In the event of a conflict between this Agreement and the Act, it is the intention of the parties hereto that this Agreement shall prevail to the fullest extent permitted by law.

Section 12.4   Governing Law. This Agreement and all transactions contemplated hereby shall be governed, construed and enforced in accordance with the laws of the State of Indiana.

Section 12.5   Notices. All notices or other written communications required or permitted by this Agreement shall be sent (i) postage paid, certified mail and with a return receipt requested, (ii) sent by overnight delivery service providing evidence of delivery, or (iii) delivered personally to the party to whom it is directed at the following address:

If to the Company, to:

    BH MLK, LLC
    8902 North Meridian Street, Suite 205
    Indianapolis, IN 46260
    Attention: Andrew J. Held

If to BHM, to:

    BH Manager, LLC
    8902 North Meridian Street, Suite 205
    Indianapolis, IN 46260
    Attention: Andrew J. Held

If to a Member, to the address reflected in the Company's records, unless such Member has notified the Company in writing of a different address.

A notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. A notice that is sent by overnight delivery service will be deemed given one (1) business day after it is mailed.

Section 12.6   Severability.   If a court of competent jurisdiction makes a final determination that any term or provision of this Agreement is invalid or unenforceable, and all rights to appeal the determination have been exhausted or the period of time during which any

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appeal of the determination may be perfected has been exhausted, the remaining terms and provisions shall be unimpaired and the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that most closely approximates the intention of the parties with respect to the invalid or unenforceable term or provision, as evidenced by the remaining valid and enforceable terms and conditions of this Agreement.

Section 12.7   Entire Agreement.   This Agreement supersedes all other prior or contemporaneous understandings, commitments, representations, negotiations, discussions, and agreements, whether oral or written, express or implied, between the parties hereto relating to the matters contemplated hereby and constitutes the entire agreement among or between the parties hereto relating to the subject matter hereof.

Section 12.8   Jurisdiction and Venue.   The parties hereby agree that all disputes with regard to this Agreement shall be brought and tried in the Superior or Circuit Court, as appropriate, of Marion County, Indiana, or the United States District Court located in Marion County, Indiana. In this regard, the parties hereby (a) agree that venue shall be such courts, (b) irrevocably consent to service of process and to the jurisdiction and venue of such courts, and (c) irrevocably waive any claim of inconvenient forum if any such suit, claim, proceeding, litigation, dispute, or claim has been filed, brought, or made in any of such courts.

Section 12.9   Assurances.   Each Member shall execute all such documents and shall do all such filing, recording, publishing, and other acts as appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

Section 12.10 No Partition.   Legal title to all property of the Company will be held and conveyed in the name of the Company. Each Member, on behalf of such Member, its successors and its assigns, hereby, waives any rights to have any Company property partitioned.

[SIGNATURE PAGES TO FOLLOW]

4851-6923-2808, v. 4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

BH MLK, LLC

By:_____
    Andrew J. Held, President

The Manager:

BH MANAGER, LLC

By:_____
    Andrew J. Held, Manager

The Members:

BIRGE & HELD MLK, LLC
  By: BH Manager, LLC, its Manager

By:_____
    Andrew J. Held, Manager

[_____], LLC

By:_____
Name:_____
Title:_____

Member Name and Address	Equity Units	Promote Units	Percentage Ownership of Company	Initial Capital Contribution
Birge & Held MLK, LLC 8902 N. Meridian Street, Suite 205 Indianapolis, Indiana 46260	-	49,000	49%	-
4471 Dean Martin Drive, #2205 Las Vegas, NV 89103	51,000	-	51%	$1,109,310.00

EXHIBIT B
PROMOTE GROUP

MEMBER (Name & Address)	Percentage Interest of Promote Group	Percentage Interest of Company
BIRGE & HELD MLK, LLC	100%	49%

EXHIBIT C

DEPRECIATION & TAX LOSS ALLOCATION

The Members of the Company hereby acknowledge and agree that Depreciation and tax losses, as detailed in this Operating Agreement, shall be allocated amongst the Members as follows:

1.) **50%** shall be allocated amongst the Members of the Equity Group (in proportion to such Members ownership of the Equity Units as detailed on Exhibit A above)
2.) The remaining **49%** shall be allocated to the Promote Group

Dated as of _____, 2019